40545 DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO[redacted]
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06022820

No Act

January 24, 2006

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/24/2006

Re: General Electric Company

Dear Mr. Mueller:

This is in regard to your letter dated January 23, 2006 concerning the shareholder proposal submitted by the Sisters of St. Dominic of Caldwell New Jersey; The Sisters of the Humility of Mary of Villa Maria, PA; The American Baptist Home Mission Society; the Sisters of Saint Ursula; the Sisters of Charity of the Blessed Virgin Mary; Clean Yield Asset Management; the Sisters of Charity of Cincinnati; the Sisters of Mercy of the Americas; the Dominican Sisters of Hope; the Mercy Investment Program; the Sisters of Mercy Regional Community of Detroit Charitable Trust; the Ursuline Sisters of Tildonk, United States Province; the Sisters of the Order of St. Dominic; the Congregation of the Sisters of Saint Joseph, Philadelphia; the Maryknoll Fathers and Brothers; the Dominican Sisters of Great Bend, KS; the Sisters of the Sorrowful Mother; Green Century Capital Management; the Sisters of St. Joseph of Carondelet; the Sisters of Charity of New York; the Maryknoll Sisters of St. Dominic, Inc.; the Dominican Sisters, St. Mary of the Springs, Columbus, OH; the Sisters of St. Joseph of La Grange; the Brothers of Holy Cross, Eastern Province; the Ursuline Sisters of the Roman Union, Eastern Province; and the Dominican Sisters of Sparkill for inclusion in GE's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that GE therefore withdraws its December 9, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
JAN 31 2006
THOMSON
FINANCIAL

RECD S.E.C.
JAN 25 2006
1086

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Sisters of St. Dominic of Caldwell New Jersey and co-proponents
% Sr. Patricia A. Daly, OP
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
Office of Corporate Responsibility
52 Old Smartswood Station Road
Newton, NJ 07860-5103

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

RECEIVED
2005 DEC 12 PM 4:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 9, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of the Sisters of St. Dominic of Caldwell New Jersey et al*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, the General Electric Company ("GE"), to omit from its proxy statement and form of proxy for GE's 2006 Annual Meeting of Shareowners (collectively, the "2006 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the Sisters of St. Dominic of Caldwell, New Jersey (the "Proponent") and numerous co-filers.[1] For your convenience, the Proposal and related correspondence are attached hereto as Exhibit A.

---

[1] Co-filers of the Proposal include the Sisters of the Humility of Mary of Villa Maria, Pa., The American Baptist Home Mission Society of The American Baptist Churches, USA, The Sisters of Saint Ursula, The Sisters of Charity of the Blessed Virgin Mary, Clean Yield Asset Management, The Sisters of Charity of Cincinnati, The Sisters of Mercy of the St. Louis Regional Community, Inc., The Dominican Sisters of Hope, Mercy Investment Program, The Sisters of Mercy Regional Community of Detroit, The Ursuline Sisters of Tildonk, The Amityville Dominican Sisters, The Congregation of the Sisters of Saint Joseph, Philadelphia, The Catholic Foreign Mission Society of America, Inc., the Nuns of the Third Order of St. Dominic, The Sisters of the Sorrowful Mother, Green Century Capital Management, The Sisters of St. Joseph of Carondelet, The Sisters of

[Footnote continued on next page]

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2006 Proxy Materials on the basis set forth below, and we respectfully request that the Staff concur in our view that the Proposal has already been substantially implemented and thus may be excluded under Rule 14a-8(i)(10).

THE PROPOSAL

The Proposal at issue is captioned "Disclosure of Costs of Delay of Cleanup of Toxic Sites," and requests that GE's Board of Directors (the "Board"):

> "report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites."

ANALYSIS

GE Has Already Substantially Implemented the Proposal and May Therefore Exclude the Proposal under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to*

[Footnote continued from previous page]
Charity of Saint Vincent de Paul of New York, The Maryknoll Sisters of St. Dominic, The Domincan Sisters, St. Mary of the Springs, Columbus, OH, The Sisters of St. Joseph of La Grange, The Brothers of Holy Cross, Eastern Province, The Ursuline Provincialate, Eastern Province U.S. and The Dominican Congregation of Our Lady of the Rosary.

> *Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which implemented the current Rule 14a-8(i)(10), reaffirmed this position. *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

As noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareowner proposal need only be "substantially implemented," not "fully effected." The Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available March 28, 1991). *See also, Nordstrom, Inc.* (avail. Feb. 8, 1995) (concurring in the exclusion as moot a proposal that the company commit to a code of conduct for its overseas suppliers, as such a code was substantially covered by existing company guidelines); *The Gap, Inc.* (avail. Mar. 8, 1996) (concurring in the exclusion of a proposal that requested a company to report on its actions to ensure that foreign suppliers satisfied basic standards of conduct, as the proposal had been substantially implemented by the company's previously published report).

In this case, the Proposal requests that GE publish a report detailing "expenditures ... relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites." Moreover, the Proposal has a detailed description of how it requests this information to be presented. Specifically, the Proposal requests that the information be segregated by year, by site and by category "(where applicable)" and the proposal lists five separate categories of expenses: "attorney's fees, expert fees, lobbying, and public relations/media expenses ... as well as expenditures on actual remediation".

As described in more detail below, GE has substantially implemented the Proposal by publishing on its website detailed and itemized information about its PCB expenditures from 1990 to 2005 (the "PCB Report"). A copy of the PCB Report is available on GE's website at www.ge.com/pcbreport, and is also attached as <u>Exhibit B</u>.

It is important to note that three sites (Hudson River, Pittsfield, Massachusetts/Housatonic River and Rome, Georgia) comprise approximately 81% of GE's expenditures on PCB sites during the 1990-2005 period. For these three sites, we have reported seven categories of expenditures. These three sites are the only sites at which more than de minimis amount of expenditures have been made for press or government relations, so providing them for any other site would not be meaningful. In addition, there are four sites that each represent more than $10 million in PCB expenditures during the 1990-2005 period. For these sites, we have disclosed site investigation & remediation costs and legal costs separately; we have not disclosed any other costs as they would provide little additional informational benefit, particularly when considered against the unreasonable time and expense to produce them.

In addition, GE is involved in approximately 74 other sites where PCBs are present. At these other sites, PCBs are either one of a number of constituents of concern and/or GE is one of a number of potentially responsible parties. In the aggregate, these other sites constituted approximately $106 million in PCB-related expenditures, or less than 11% of GE's overall PCB-related expenditures during the 1990-2005 period. Specific expenditure information about each of these other sites would provide little additional benefit, particularly when considered against the unreasonable time and cost to produce them.

The table below illustrates that the PCB Report addresses each element of the Proposal.

Information requested under the Proposal	*Responsive information from the PCB Report:*
The Proposal requests information on expenditures "by site (where applicable)"	• The PCB Report provides itemized information for seven different sites for the requested 1990-2005 period. Collectively, these sites accounted for approximately 89% of GE's PCB-related expenditures during the requested period. • The PCB Report provides the aggregate expenditures during the 1990-2005 period for the approximately 74 other sites where PCBs are present. Collectively, these sites accounted for less than 11% of GE's PCB-related expenditures during the requested period.
The Proposal requests information itemized in five categories, where applicable (specifically, "on attorney's fees, expert fees, lobbying, and public relations/media expenses ... as well as expenditures on actual remediation")	• The PCB Report provides information on the three major sites itemized in seven categories: ✓ Site investigation and remediation (including costs incurred with respect to scientific and engineering professionals who are experts in their profession and technical personnel working under their direction on PCB remediation and the human health and environmental effects of PCBs); ✓ Scientific research at GE's Global Research Center and other scientific institutions on the chemical properties and toxicological effects of PCBs; ✓ Legal costs; ✓ Government relations, including costs reported under the Lobbying Disclosure Act of 1995; ✓ Press initiatives and Hudson River, Pittsfield-Housatonic and Rome, GA informational

Information requested under the Proposal	*Responsive information from the PCB Report:*
	campaigns; ✓ Reimbursement of government costs; and ✓ Overhead (internal staff and related costs). • The PCB Report provides information on expenditures for support for GE's positions on non-site specific PCB science, PCB legislation and regulation, and hazardous substance regulation which could affect PCB regulation. • The PCB Report provides information on the four additional sites for which GE's expenditures for PCB-related work at each such site during the requested period exceeded $10 million. In the aggregate, these four sites accounted for approximately 9% of GE's PCB-related expenditures during the requested period. The PCB Report states with respect to these four sites that GE "provide[s] only site investigation & remediation costs and legal costs for each of these sites, as the other costs would provide little additional informational benefit, particularly when considered against the unreasonable amount of time and expense to produce them."
The Proposal requests "at reasonable cost . . . annual expenditures ... for each year from 1990-2005"	• The PCB Report provides aggregate expenditures for the period from 1990-2005.

It should be noted that the costs provided in the PCB Report are not audited. During the 15-year period covered by the Proposal, in some instances, data may not have been originally kept or reported in the categories requested. For these costs, GE has made its best estimates of amounts and allocation of costs in an attempt to provide the requested information and to fairly report its expenditures for the requested period.

We believe that the PCB Report substantially implements the Proposal because the information set forth in the PCB Report "compares favorably" with that requested in the Proposal. The itemized information included in the PCB Report regarding the seven sites where more than $10 million was expended during the 1990-2005 period represents more than 89% of GE's applicable expenditures during the time period requested. Moreover, GE has provided the total expenditures for the additional 74 sites where PCB costs are present. Although the PCB Report does not provide categorization of costs for all sites, it provides categorization at the sites where meaningful information is available. The

PCB Report also provides costs for general scientific research and legislative and government relations support not directly attributable to a particular site. Thus, the Proponent has received the information requested, including the sites where essentially all of the costs in requested categories were expended. The Proposal itself indicates that the requested information is to be provided "at reasonable cost and excluding confidential information," and thus contemplates that the information furnished in response to the Proposal need not be comprehensive.

The Proposal also requests that the requested information be provided "for each year from 1990 – 2005," while the PCB Report sets forth the requested information on an aggregate basis for the years 1990 through 2005. We believe that this variation from the format requested under the Proposal does not alter the conclusion that the PCB Report "substantially implements" the Proposal, and that the information "compares favorably" with that requested under the Proposal. Our view is supported by the Staff's determinations in *See Ford Motor Co.* (avail. Mar. 7, 2005); *General Motors Corp.* (avail. Mar. 30, 2005); *Ford Motor Co.* (avail. Mar. 2, 2004). In those letters, the Staff concurred that, when the company already had issued a report addressing the topic of a proposal, and the proposal called for extensive additional detail, the proposal could be excluded under Rule 14a-8(i)(7), on the grounds that the proposal related to the company's ordinary business operations (*i.e.*, "the specific method of preparation and the specific information to be included in a highly detailed report"). Although the level of detailed information requested in the *Ford* and *General Motors* proposals was much more extensive than that requested under the Proposal here, we nonetheless believe that the principle is equally applicable in this context. The goal of Rule 14a-8(i)(10) is, as stated by the Commission in 1976, "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." If proponents could avoid that goal by requesting additional detail in contexts where management has already acted affirmatively to respond to a proposal, the goal of Rule 14a-8(i)(10) would be eviscerated.

While the Proposal asks for annual information for the years 1990 through 2005, neither the Proposal nor the Supporting Statement explain why annual information is of significance. The Supporting Statement states only "It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites." Thus, the Proposal does not articulate any compelling rationale for requesting annual data and in fact emphasizes only a long-term focus. We believe the PCB Report therefore compares favorably with the information requested by the Proposal, consistent with prior no-action positions of the Staff. For example, in *The Gap* (March 16, 2001), the Staff concurred in the exclusion of a proposal that requested a report on child labor practices as substantially implemented even though the company's report did not provide all the information sought by the proposal. *See also, e.g., H.J. Heinz Company* (June 19, 1997) (concurring that a proposal had already been substantially implemented despite the proponent's letter detailing a number of differences between the company's existing corporate governance guidelines and the information requested in the proposal).

For the foregoing reasons, we believe that GE has substantially implemented the Proposal and therefore may exclude the Proposal from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10).

* * *

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before GE files its definitive 2006 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide GE and its counsel a copy of any correspondence that is submitted to the Staff by or on behalf of proponents. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that GE or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Very truly yours,

Ronald O. Mueller

Enclosures

cc: Thomas J. Kim, General Electric Company
Sr. Patricia A. Daly, OP, Sisters of St. Dominic of Caldwell New Jersey

70335565_4.DOC

Exhibit A

Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

October 31, 2005

By Federal Express
Sisters of St. Dominic of Caldwell New Jersey
Attention: Sr. Patricia A. Daly, OP
52 Old Swartswood Station Road
Newton, NJ 07860-5103

Re: Shareowner Proposal on Disclosure of Hudson River Cleanup Costs

Dear Ms. Daly:

We received the Sisters of St. Dominic of Caldwell New Jersey's shareowner proposal relating to disclosure of Hudson River cleanup costs on October 27, 2005.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that we have not received your required proof of ownership.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- a written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on October 31, 2005 by Federal Express.

Thank you.

Very truly yours,

Thomas J. Kim

Enclosure

B. Ted

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

October 26, 2005

OCT 27 2005
J. R. IMMELT

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

The Dominicans of Caldwell continue to be concerned at the lack of transparency regarding the efforts that have been exerted in avoiding the responsibility for cleaning up the Hudson River and other toxic sites. Recent announcements that 10% of the clean-up will proceed, and then research will follow, appears to us as an additional, unnecessary, and lengthy delay. Our company's continued legal challenge to Super Fund is also a serious issue for us.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of three hundred seventy-eight (378) shares of General Electric common stock, which we intend to hold at least until after the next annual meeting. Verification of ownership follows under separate cover.

I am hereby authorized to notify you of our intention to file the attached proposal asking the GE Board of Directors to report on the costs of the delay of clean-up of the Hudson River, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

We are happy to anticipate an upcoming meeting with executives at General Electric to discuss the status of the clean-up and the requests of this proposal.

While there will be other shareholders submitting this resolution, I will continue to serve as the primary contact for these concerns.

Sincerely,

Sr. Patricia A. Daly, OP
Corporate Responsibility Representative

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

41

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B. Teed

OCT 31 2005

J. R. IMMELT

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

October 27, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

Attached please find verification of ownership of General Electric stock. My apologies that this was not ready to send with our filing letter and resolution sent yesterday.

Sincerely,

Patricia A. Daly OP

Sr. Patricia A. Daly, OP
Corporate Responsibility Representative

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-7765
Fax (914) 921-5060
www.gabelli.com

RESEARCH

GAMCO Asset Management Inc.

October 26, 2005

To Whom it May Concern:

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of 378 shares of General Electric Company. These shares have been consistently held for more than one year. We have been directed by the shareowners to place a hold on this stock at least until the next annual meeting.

Sincerely,

Regina

Regina Pitaro
Managing Director

RP/jm

Tri-State Coalition
for Responsible Investment
52 Old Swartswood Station Road
Newton, NJ 07860-5103

DVD KEARNY NJ 070
28 OCT 2005 PM 5 L



Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

06828-0000

B. Teal

Sisters of the Humility of Mary

NOV 3 2005

J. R. IMMELT

November 4, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Inunelt:

We, The Sisters of the Humility of Mary of Villa Maria, PA. are the beneficial owner of General Electric Stock which we intend to hold at least until after the next annual meeting. Verification of ownership will be forthcoming from our Financial Officer, Ms. Cathy Weiss of Villa Maria, PA 16155.

The Sisters of the Humility of Mary of Villa Maria, Pa. continue to be concerned about the lack of responsibility for clearing up the Hudson River and other toxic sites. Continual delay of plans to clean up the Hudson troubles us. It is also my understanding that our company continues to hold up a payment of $ 20 million to the EPA. Our company's legal challenge to Super Fund is also a serious issue for us.

We are joining with other religious investors in submitting the enclosed proposal, in accord with the Rule 14-a-8 of the General Rules and Regulations of the Securities Act of l934, for inclusion in your proxy statement and for the consideration of the shareholders at the annual meeting. In this proposal we are asking the General Electric Board of Directors to report on the costs of the delay of clean up of the Hudson River, for consideration and action by the stockholders at the next annual meeting.

The primary filer of this proposal is the Sisters of St. Dominic of Caldwell, New Jersey, represented by Sister Pat Daly, O.P. Please address correspondence to them with a copy to me at the Fairlawn, Ohio address. We have authorized the primary filer to act on our behalf. We would appreciate your indicating in the proxy statement that we are a co-sponsor of this resolution.

We look to you for increased responsibility and leadership in the critical environmental issue.

Sincerely yours,

Sister Dolores Bourquin

Sister Dolores Bourquin, H. M.

Sisters of the Humility of Mary
2881 Morewood Road, #103
Fairlawn, Ohio 44333

Sister Pat Daly, O. P.

Sisters of St. Dominic
52 Old Swartswood Station Road
Newton, N.J. 07860-5103

Villa Maria Community Center – Villa Maria, Pennsylvania 16155
phone 724 964 8861 fax 724 964 8082

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

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ceCapital

Alliance Capital
Management Corporation
3201 Enterprise Pkwy, Suite 240
Cleveland, OH 44122

October 27, 2005

OCT 28 2005

J. R. IMMELT

Cathy Weiss
Sisters of the Humility of Mary
Villa Maria Community Center
Villa Maria, PA 16155

Dear Cathy:

This letter is in response to your request for information of stock ownership for General Electric Co. The Sisters of the Humility of Mary Shareholders Resolution account currently holds 87 shares of General Electric Co. Listed below is the information requested:

Stock	Shares	Date of Acquisition	Total Market Value*
General Electric Co.	87	10/25/2002	$2,931.90

* Price as of October 26, 2005

If you should need any further information, please do not hesitate to give me a call at 216/378-8065.

Sincerely,

Linda E. Dugan

Linda E. Dugan
Assistant to Sarah M. Dimling

Alliance Capital
Management Corporation
3201 Enterprise Pkwy, Suite 240
Cleveland, OH 44122

AllianceCapital

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

From: Origin ID: (216)831-6330
Melissa Bissell
Alliance Capital Management Co
Alliance Capital Management
3201 Enterprise Parkway Suite 240
Cleveland, OH 44122

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Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike

Fairfield, CT 06828

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B. Teel

NOV 4 2005
J. R. IMMELT

NM
National Ministries

November 3, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

For decades, The American Baptist Home Mission Society of The American Baptist Churches, USA has played a leading role in encouraging corporations to transform their policies and actions to be environmentally responsible. We are concerned about the continued toxicity of the Hudson River and other sites of contamination. The delay of plans to clean up the Hudson troubles us. I understand that our company is holding up a payment of $20 million to the EPA and continues to challenge the legality of Super Fund.

The American Baptist Home Mission Society of The American Baptist Churches, USA are the beneficial owners of 78 shares of General Electric common stock, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking the GE Board of Directors to report on the costs of the delay of clean-up of the Hudson River, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Sister Patricia A. Daly will serve as our representative for these concerns.

Sincerely,

Margaret A Cowden

Dr. Margaret Ann Cowden
Treasurer & Chief Financial Officer

MAC/ttd

Enclosures

National Ministries
A...can Baptist Churches USA
P.O. Box 851
Valley Forge, PA 19482-0851

800.ABC.3USA
610.768.2000
FAX 610.768.2470
www.nationalministries.org

Incorporated as:
The American Baptist
Home Mission Society

Woman's American Baptist
Home Mission Society

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:

General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

Mellon Global Securities Services

Linda S. Jones
Trust Officer

November 3, 2005

National Ministries
Attn: Ed Evins
P O Box 851
Route 363 and First Avenue
Valley Forge, Pa 19482-0851

Re: American Baptist Home Mission Society
[redacted]

Dear Ed,

This is to advise you that on November 3rd, 2005 the above account held 78 shares of General Electric Co Common Stock purchased on November 29, 1999. This security is held in the nominee name of Cede and Company and has a market value of $2,637.18.

If you have any questions, please do not hesitate to contact me.

Sincerely,

Linda S. Jones
Trust Officer

1735 Market Street 2nd Floor Philadelphia PA 19103
(215) 553-1986 (215) 553-1037 Jones.ls@mellon.com
A Mellon Financial Company

Mellon Global Securities Services

Linda S. Jones
Trust Officer

November 3, 2005

National Ministries
Attn: Ed Evins
P O Box 851
Route 363 and First Avenue
Valley Forge, Pa 19482-0851

Re: American Baptist Home Mission Society
[redacted]

Dear Ed,

This is to advise you that on November 3rd, 2005 the above account held 6,000 shares of General Electric Co Common Stock purchased on February 23, 2005. This security is held in the nominee name of Cede and Company and has a market value of $202,860.00.

If you have any questions, please do not hesitate to contact me.

Sincerely,

Linda S. Jones
Trust Officer

1735 Market Street 2nd Floor Philadelphia PA 19103
(215) 553-1986 (215) 553-1037 Jones.ls@mellon.com
A Mellon Financial Company

NOV 03 2005 2:47 PM FR MELLON GSS 3026555209 TO 16107682470 P.01

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AMERICAN BAPTIST CHURCHES

588 N GULPH RD

KING OF PRUSSIA PA 19406-2800

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General Electric

3135 Easton Turnpike

Fairfield, CT 06828

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0101911202809 11/00 W WAL 19.0A 07/2002 United Parcel Service, Louisville, KY

B. Teel

Linwood
SPIRITUAL CENTER

OCT 31 2005

J. R. IMMELT

October 31, 2005

Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt,

The Sisters of Saint Ursula are owners of 600 shares of General Electric common stock. We live and work in the Mid-Hudson Valley and are very concerned about the delay in cleaning-up the PCB's in the Hudson River Ecosystem.

Our company has spent too much time and money to delay the clean up efforts. While plans to clean up the Hudson River are under way, it is long over due that our company discloses to shareholders the actual costs of its long-term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

GE has only agreed to implement 10% of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River.

Through this letter we are now notifying the company of our sponsorship of the enclosed resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are filing this resolution along with other concerned investors.

The primary filer is Pat Daly and the Sisters of St. Dominic of Caldwell, NJ. All correspondence and communications should be directed to the Tri-State CRI office. (52 Old Swartswood Station Road, Newton, New Jersey 07860-9337)

Proof of ownership of shares of common stock in our company for at least the last twelve months is enclosed. It is our intent to maintain ownership of these shares through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution.

It is our tradition, as religious investors, to seek dialogue with General Electric to discuss the "sustainability" issues involved. We hope to work together constructively; we hope that such a dialogue is of interest to you.

Sincerely,

Kathleen A. Donnelly, SU

Kathleen A. Donnelly, SU
Social Justice Coordinator

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

Linwood
SPIRITUAL CENTER

CERTIFIED MAIL™

7002 2030 0005 9043 9473

★ ★ ★ UNITED STATES
121 PB8696044
5112 $04.42⁰ OCT 28 05
3229 MAILED FROM RHINECLIFF NY 12574

Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield CT 06828

(RAYED BY MAIL CENTER

Merrill Lynch

The Mahon Group

John C. Mahon
First Vice President - Investments
PIA Program Portfolio Manager

Brendan M. Reidy, CFM
Financial Advisor

Amy Berg
Senior Associate

Global Pivate Client Group

301 Tresser Boulevard
Stamford, Connecticut 06901
(800) 234-6381 Toll Free
(203) 357-8025 Fax

October 27, 2005

To Whom It May Concern:

As per the request of the Sisters of St. Ursula, please be informed that the Sisters of St. Ursula are beneficial owners of 600 shares of General Electric common stock. These shares have been consistently held for more than one year. The Sisters of St. Ursula will be shareholders at least until the next annual meeting.

Sincerely,

John C. Mahon
First Vice President-Investments
JCM/ajb

Sisters of Charity BVM of the Blessed Virgin Mary

B,TEd

NOV 7 2005 3:00 pm

J. R. IMMELT

Gwen M. Farry, BVM
205 W. Monroe 2-W
Chicago, IL 60606-5062

November 1, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

I am writing to you on behalf of the sisters of Charity of the Blessed Virgin Mary. We are the owners of General Electric common stock and intend to hold the stock at least through the date of General Electric's 2006 Annual Meeting. Verification is enclosed.

For several years we have been in contact with you regarding our concerns about our company's responsibility and expenditures related to the health and environmental consequences of PCB exposures in the Hudson River and surrounding communities. We are filing the enclosed resolution requesting the Board of Directors to report to shareholders the actual costs of resistance to the remediation of this and other toxic sites.

I am hereby authorized to notify you of our intention to submit this shareholder proposal along with Patricia A. Daly, Executive Director, Tri-State Coalition for Responsible Investment, 52 Old Swartswood Station Road, Newton, NJ 07860-5103. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2006 annual meeting in accordance with Rule 14-1 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. Please send any materials for the filers of the resolution to all filers and to Pat Daly as the contact person. Please address any correspondence regarding the Sisters of Charity, BVM to me at the address below.

Sincerely,

Sister Gwen Farry, BVM

Sister Gwen Farry, BVM (for) Sisters of Charity, BVM
205 W. Monroe 2-W
Chicago, IL 60606-5062
e-mail: farry@claret.org
Fax: 312-641-1250

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:

General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

DB&T DUBUQUE BANK & TRUST
MEMBER HEARTLAND FINANCIAL USA, INC.
1398 CENTRAL • P.O. BOX 747 • DUBUQUE, IA 52004-0747
PHONE (563) 589-2133 • TOLL FREE (866) 397-2133 • FAX (563) 589-2030
www.dubuquebank.com

October 18, 2005

Gwen M. Farry, BVM
8th Day Center
205 W. Monroe
Chicago, IL 60606

Re: Sisters of Charity, BVM – Shareholder Activism
Account [redacted]

Dear Sister Gwen:

We hereby certify that the Sisters of Charity, BVM are the owners of at least 100 shares of General Electric common stock held for at least one year prior to this date. The Sisters will retain this stock until at least after the shareholders' meeting.

Sincerely,

Rita McCarthy, CTFA
Vice President & Trust Officer

RAM/jmr

cc: Margaret Mary Cosgrove, BVM

Wealth Management Group
Unique Needs. Specific Solutions.

8th Day Center For Justice
205 West Monroe, Chicago, IL 60606-5013

ADDRESS CORRECTION REQUESTED

CHICAGO IL 606
PM
02 NOV
2005


CELEBRATING THE 230TH A
BIRTH

Fairfield, CT [illegible]/0001

3.TEJ

THE CLEAN YIELD GROUP

P.O. Box 117
Garvin Hill Road
Greensboro, VT 05841
(800) 809-6439
Fax: (802) 533-2907
www.cleanyield.com

November 2, 2005

NOV 3 2005
J. R. IMMELT

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Resolution, *Disclosure of Costs of Delay of Cleanup of Toxic Wastes*

Dear Mr Immelt:

Clean Yield Asset Management is a money management firm serving social and environmental investors. Our clients and we are deeply concerned about the costs to GE—financial and reputational—of delays in cleaning up toxic sites.

With this letter, we are presenting a shareholder resolution, *Disclosure of Costs of Delay of Cleanup of Toxic Wastes*. The resolution is offered on behalf of an individual who is beneficial owner of 30,704 shares of General Electric Corporation common stock, an ownership position held since 1991. (A letter of authorization to file and a certification of beneficial ownership are available upon request.) Additionally, the individual has instructed Clean Yield, as manager of the account holding these shares, to retain an ownership position in GE well in excess of the $2,000 SEC requirement for introducing resolutions, through GE's Annual Meeting in 2006.

As you may be aware, this identical resolution is being proposed by a number of GE shareowners. The Lead Contact for this resolution is Sr. Patricia Daly, OP, of the Sisters of St. Dominic of Caldwell, NJ. We request that all communication related to this filing be directed through Sister Daly at: 52 Old Swartswood Station Road
Newton, NJ 07860-5103
973 579-1732 (v) 973 579-9919 (f)

Thank you for your consideration.

Sincerely,

Rian Fried, President

cc: Leslie Lowe, ICCR; Sr. Pat Daly; Beneficial shareowner

enc: Shareowner proxy proposal

Printed on Recycled Paper

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

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Sisters of Charity
of Cincinnati

NOV 4 2005
J. R. IMMELT

B. Teel

November 1, 2005

BY CERTIFIED MAIL

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431-0001

Dear Mr. Immelt:

It seems we have been coming to General Electric with a concern about the delay that the company has caused for the cleanup of PCB toxics in the Hudson River for many years. This cleanup operation should have begun years ago. The damage caused to the River's natural resources and to the people of New York needs to be compensated.

Because of our concern and that fact that the company has not yet begun cleanup of the Hudson River, we join with other religious congregations in filing the enclosed shareholder resolution. The primary filer of this resolution is the Caldwell Dominicans. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

The Sisters of Charity of Cincinnati are the beneficial owners of 6,000 shares of General Electric Co. and have held this stock for more than one year. Verification of ownership is enclosed. We will continue to hold the necessary number of shares in the company through the shareholder meeting.

We hope that our company will continue to dialogue with shareholders regarding the delays in the cleanup of this and other toxic sites. While the cost of these delays is a concern to us, the failure to make the cleanup happen is even more problematic. The environmental damage to this important waterway is very disconcerting.

Sincerely,

Mr. Timothy Moller
Chief Financial Officer

S. Ruth Kuhn, SC
Chair – SC Corporate Responsibility Committee

Enclosures

Copies: Pat Daly, OP; Julie Wokaty (ICCR); SC CRC; Region VI CRI

5900 Delhi Road
Mount St. Joseph, Ohio 45051
(513) 347-5300
www.srcharitycinti.org

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

BARTLETT
Our Goal Is Reaching Yours.
Registered Investment Advisors. Since 1898.

November 1, 2005

To Whom It May Concern

The Sisters of Charity are the beneficial owners of 6,000 shares of General Electric stock. They have held these shares as noted below:

Shares	Acquisition Date
1,800	6/10/1999
1,800	6/23/1999
900	8/4/1999
1,500	8/14/2002
6,000	

Sincerely,

Bartlett & Co.

Kelley J. Downing

Sisters of Charity
of Cincinnati

5900 Delhi Road
Mount St. Joseph, Ohio 45051

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Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431-0001

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06828+0002-35

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of St. Louis

Mercy CRI Committee for Responsible Investment

2039 North Geyer Road
St. Louis, MO 63131-3399
314-966-4313
Fax 314-966-2298

NOV 1 2005
J. R. IMMELT

October 26, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT, 06828-0001

Dear Mr. Immelt:

The Sisters of Mercy are very concerned about the pollution in the rivers that comes from the use of PCB's and the clean up time. We are therefore filing the enclosed resolution.

The Sisters of Mercy are beneficial owners of 100 shares of General Electric Common stock since 1987. Verification of ownership is enclosed. We intend to retain at least 100 shares of General Electric through the date of the 2006 annual meeting.

I am hereby authorized to notify you of our intention to jointly file this shareholder proposal with the Sisters of St. Dominic of Caldwell, New Jersey. I trust that it will be considered for action by the shareholders at the 2006 annual meeting. I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Please note that if you wish to discuss this proposal, please contact Patricia Daly, OP whom we are designating as our contact person on this issue. Her address is 52 Old Swartswood Station Road, Newton, NJ 07860-5103. Her email is tricri@mindspring.com.

If you should for any reason desire to oppose this please be kind enough to include it in the corporation's proxy material and the filed statement as required by aforesaid mentioned rules and regulations.

Please contact me at the above address if you require additional information.

Sincerely,

S. Katherine M. Glosenger, RSM
Sister Katherine Marie Glosenger, RSM
Treasurer

SKMG/jr
Enclosure

cc: Julie Wokaty, ICCR
Susan Jordan, SSND
Patricia Daly, OP
David Schilling, ICCR

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:

General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of St. Louis
2039 North Geyer Road
St. Louis, MO 63131-3399

SAINT LOUIS MO 631
28 OCT 05

UNITED STATES POSTAGE
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$ 00.37⁰
02 1A
0004381307 OCT 28 2005
MAILED FROM ZIP CODE 63131

Mr. Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT, 06828-0001

06828-0002

J.A. GLYNN
TRUSTED SINCE 1945
JAG ADVISORS

Securities Dealer
Registered Investment Advisor

J. A. Glynn & Co. Member NASD/SIPC

Daniel J. Ferry, Jr.
Chairman & CEO

October 26, 2005

Sisters of Mercy of the
St. Louis Regional Community, Inc.
Sr. Katherine Marie Glosenger, RSM
Treasurer
2039 N. Geyer Road
St. Louis, MO 63131

RE: Ownership of General Electric Company Common Stock

Dear Sister Katherine:

Please accept this letter as documentation of the fact that the Sisters of Mercy of the St. Louis Regional Community, Inc., Missouri Not-for-Profit Corporation, owns a total of 100 shares of General Electric Company common stock. These shares were purchased in January 1987. The Sisters intend to hold this investment for a period of time, at least through the date of the next annual stockholders' meeting.

The above 100 shares are held by DTC in the Nominee Name of Cede & Co. C/O US Bank Trust Department, St. Louis, Missouri, for benefit of the Sisters of Mercy of the St. Louis Regional Community, Inc.

If General Electric Company has any questions regarding your ownership of this security, please direct any such inquiries to J.A. Glynn & Co.

Sincerely,

Daniel J. Ferry, Jr.
Chairman & CEO

mb

9841 Clayton Road • St. Louis, MO 63124 • 314-997-1277 • 800-966-4596 • fax 314-997-7307 • www.jaglynn.com • dferry@jaglynn.com

B. Ira

Dominican Sisters of Hope

NOV 1 2005

J. R. IMMELT

October 29, 2005

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

On behalf of the Dominican Sisters of Hope, I am authorized to notify you of our intention to present the attached proposal asking a report on annual expenditures by certain categories and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2006 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our intention is to cosponsor this resolution with the Sisters of St. Dominic, Caldwell, NJ and other religious institutional investors. The contact person for this resolution is Patricia Daly.

For many years, the Dominican Sisters of Hope have addressed environmental stewardship within their congregation and among their missions. We continue to join in this action to encourage corporations to act responsibly toward the environment.

The Dominican Sisters of Hope is the beneficial owner of 75 shares of General Electric stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)
heinonenv@jno.com

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:

General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009-2510
Phone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

October 28, 2005

Jeffrey R. Immelt, Chair and CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

On behalf of the Mercy Investment Program, I am authorized to notify you of our intention to present the attached proposal asking a report on annual expenditures by certain categories and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2006 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our intention is to cosponsor this resolution with the Sisters of St. Dominic, Caldwell, NJ and other religious institutional investors. The contact person for this resolution is Patricia Daly.

Mercy Investment Program has addressed environmental stewardship within its member institutions and among their missions. We continue with this action to encourage corporations to act responsibly toward the environment.

Mercy Investment Program is the beneficial owner of 200 shares of General Electric stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

B. Ted

NOV 18 2005
J. R. IMMELT

Northern Trust

Brian Campo
Vice President
50 South LaSalle Street, B-7
Chicago, Illinois 60675

November 15, 2005

Mr. Jeffrey Immelt
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt,

This letter will certify that as of October 31, 2005, Northern Trust Corporation, as custodian, held for the beneficial interest of the Mercy Investment Program, shares of General Electric Company Common Stock. The shares are held in the name of the Howe & Co.

Further, please note that Northern Trust Corporation has continuously held General Electric stock on behalf of the Mercy Investment Program since September 30, 2004.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 444-4572.

Sincerely,

Brian Campo

Brian Campo
Vice President
Relationship Manager

cc. SValerie Heinonen, o.s.u.

50 South La Salle Street
Chicago, Illinois 60603
Northern Trust

UNITED STATES POSTAGE
PITNEY BOWES
02 1A $ 00.37⁰
0004340155 NOV 15 2005
MAILED FROM ZIP CODE 60607

Mr. Jeffrey Immelt
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Sisters of MERCY OF THE AMERICAS
Regional Community of Detroit

Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

October 28, 2005

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-001

Dear Mr. Immelt:

On behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust, I am authorized to notify you of our intention to present the attached proposal asking a report on annual expenditures by certain categories and specific site (where applicable) for each year from 1990-2005, on attorney's fees, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2006 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our intention is to cosponsor this resolution with the Sisters of St. Dominic, Caldwell, NJ and other religious institutional investors. The contact person for this resolution is Patricia Daly.

We join with the many religious communities with headquarters in New York State, particularly those along the Hudson, in an effort to encourage our Company to take responsibility and clean up the environment it polluted.

The Sisters of Mercy Regional Community of Detroit Charitable Trust is the beneficial owner of 14,750 shares of General Electric stock. Verification of ownership follows. We plan to hold stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Corporate Responsibility Consultant
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)
heinonenv@juno.com

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

STATE STREET.
For Everything You Invest In™

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

B.J.

November 9, 2005

NOV 14 2005
J. R. IMMELT

John R. Immelt
Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

This letter will certify that as of November 8, 2005 State Bank and Trust Company, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 23,550 shares of General Electric Company. The shares are held in the name of C.E.D. and Co.

Further, please note that State Street Bank and Trust Company has continuously held at least $362,625 in market value of General Electric Company on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since September 30, 2003.

If you have any questions concerning this matter, please do not hesitate to contact me at 816.871.7334.

Sincerely,

Eric S. Bittner
Client Relationship Officer

cc: Sr. Valerie Heinonen

STATE STREET.
For Everything You Invest In™

801 Pennsylvania
Kansas City, MO 64105

09 NOV 2005 PM

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US POSTAGE

John R. Immelt
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

06828-0000

Ursuline Sisters of Tildonk
UNITED STATES PROVINCE
81-15 UTOPIA PARKWAY
JAMAICA, NEW YORK 11432-1308

PROVINCIAL'S OFFICE: (718) 591-0681
ASS'T PROVINCIAL'S OFFICE: (718) 969-6034
FAX: (718) 969-4275

October 28, 2005

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

On behalf of the Ursuline Sisters of Tildonk, United States Province, I am authorized to notify you of our intention to present the attached proposal asking a report on annual expenditures by certain categories and specific site (where applicable) for each year from 1990-2005, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites. for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2006 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our intention is to cosponsor this resolution with the Sisters of St. Dominic, Caldwell, NJ and other religious institutional investors. The contact person for this resolution is Patricia Daly.

The Ursuline Sisters of Tildonk, United States Province, are the beneficial owners of 4,000 shares of General Electric. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt. 10E
NY NY 10009
212 674 2542 (phone and fax)
heinonenv@juno.com

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:

General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

B., Ted

KIMELMAN & BAIRD, LLC

NOV 16 2005

J. R. IMMELT

November 14, 2005

Mr. Jeffrey Immelt
General Electric Co.
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt,

This letter will certify that as of October 31, 2005 the Ursuline Sisters of Tildonk were the beneficial owners of 4000 shares of General Electric common stock. The shares are held in the name of Neuberger Berman.

Further, please note that Neuberger Berman has continuously held at least $2,000 in market value of General Electric common stock on behalf of the Ursuline Sisters of Tildonk since September 30, 2004.

If you have any questions concerning this matter, please do not hesitate to contact me at (212) 686-0021.

Sincerely,

Sheila Baird

100 Park Avenue • New York, NY 10017-5516 • Tel 212-686-0021 • Fax 212-779-9603 • E-mail skimelman@aol.com

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USA

Mr. Jeffrey Immelt
General Electric Co.
3135 Easton Turnpike
Fairfield, CT 06828

06828+0000

To Praise
To Bless
To Preach

Congregation of the Holy Cross

Sisters of St. Dominic
555 Albany Avenue
Amityville, NY 11701-1197
Tel: 631-842-6067 Fax: 631-842-1347
Email: lhincken@amityop.org

OFFICE OF FINANCIAL SERVICES

October 27, 2005

OCT 3 1 2005
J. R. IMMELT

Jeffrey R. Immelt,CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06431

Dear Jeffrey R. Immelt:

The Sisters of the Order of St. Dominic looks for social, as well as financial, accountability in its investments. The Sisters of the Order of St. Dominic, Inc. is a religious organization that is interested in the well being of all people and the environment in which they live. We intend to take an active role in assuring that our finances are used towards those ends.

The Amityville Dominican Sisters are the beneficial owners of 3,000 shares of common stock which we intend to hold until after the annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to present the attached proposal regarding the request for disclosure of costs of delay of cleanup of PCB's for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with the rule 14-a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

Patricia Daly, Community of the Sisters of St. Dominic of Caldwell,NJ will be the contact person for this resolution. We look forward to discussing the issues surrounding the Hudson River at your earliest convenience.

Sincerely,

Linda Hincken

Linda Hincken, CFO

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are also heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state standards, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife," (GE spokesman Mark Behan, EPA Reports Dangers in Eating Fish From Upper Hudson River, Associated Press, 8/4/99).

Despite the EPA's decision calling for the removal of PCBs from the Hudson River, GE continues to pursue its lawsuit challenging the constitutionality of the federal Superfund. This lawsuit places the EPA's decision and the remediation of other Superfund sites in jeopardy.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has already announced a one year delay. GE has yet to pay the EPA approximately $20 million in past costs associated with this project and has yet to agree to perform EPA's remedy, as public health and the environmental threats persist. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2005, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2003, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds. While plans to clean-up the Hudson River are under way, it is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

5168273204 P.02/02

Robert L. Simeti
Vice President
Senior Financial Consultant

Private Client Group

100 Jericho Quadrangle – Suite 242
Jericho, New York 11753
516 827-3232
800 654 2298
Fax 516 937 3522

Merrill Lynch

October 26, 2005

To Whom it May Concern:

The Amityville Dominican Sisters are the beneficial owners of the 3000 shares of General Electric.
These shares have been consistently held for more than one year.
The Amityville Dominican Sisters will be shareholders at least until the next annual meeting.

If you need any additional information, please contact my office.

Sincerely,

Robert L. Simeti
Vice President, Sr. Financial Advisor
RLS:jh

CC: Linda Hincken

OFFICE OF FINANCIAL SERVICES
Sisters of St. Dominic
555 Albany Avenue
Amityville, NY 11701-1197

AMITYVILLE
OCT 26 '05
NY

U.S. POSTAGE
00 37
METER 7

Jeffrey R. Immelt,CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06431

06&2&#0002 C000

B.J.E.

Sisters of Saint Joseph
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

OCT 2 8 2005
J. R. IMMELT

Return receipt requested

October 26, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Re: Shareholder Proposal for 2006 Annual Meeting

Dear Mr. Immelt:

As a faith-based investor, the Congregation of the Sisters of Saint Joseph, Philadelphia, is concerned about the environment. The particular concern we have is the history of our company's discharge of more than one million pounds of PCBs (polychlorinated biphenyls) into the Hudson River and the environmental risks caused by the ongoing delay in cleanup of the river. Therefore, we are co-filing the *Disclosure of Costs of Delay of Cleanup of Toxic Sites* resolution with the primary filer, Sisters of Saint Dominic of Caldwell, NJ represented by Patricia Daly, OP.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a - 8 of the general rules and regulations of the Security and Exchange Act of 1934.

The Sisters of St. Joseph are beneficial owners of more than $2,000 of common stock in General Electric Company, which we have held for several years. Verification of our holdings is enclosed. We will continue to hold these shares at least through the company's annual meeting.

We believe the points made in the shareholder resolution are vital for the company to address. We would welcome dialogue with our company on this important issue.

Thank you for your attention to this matter.

Sincerely,

Sister Patricia Kelly

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia

Enclosures: Resolution
Proof of Ownership

cc: Pat Daly, OP
ICCR

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

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From: S. KATHLEEN COLL, SSJ
MT ST JOSEPH CONVENT
9701 GERMANTOWN AVE
PHILADELPHIA, PA 19118

TO: MR. JEFFREY R. IMMELT, CEO
GENERAL ELECTRIC CO
3135 EASTON TURNPIKE
FAIRFIELD, CT 06828-0001

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CORPORATE SOCIAL RESPONSIBILITY

MARYKNOLL FATHERS AND BROTHERS

PO Box 305 • Maryknoll, New York 10545-0305 • Tel. (914) 941-7636 ext 2516
Fax. (914) 944-3601 • E-mail: jlamar@maryknoll.org • www.maryknoll.org

October 31, 2005

Mr. Jeffrey R. Immelt
Chairman and CEO
General Electric
135 Easton Turnpike
Fairfield, CT 06431

NOV 1 2005
J. R. IMMELT

Dear Mr. Immelt,

The Maryknoll Fathers and Brothers, whose legal title is the Catholic Foreign Mission Society of America, Inc. are the beneficial owners of 90 shares of General Electric common stock and will maintain the required number of shares through the scheduled shareholders' meeting in accordance with SEC standards. Verification of ownership is attached.

One reads with horror and shame about the constant and repetitious call for studies upon studies of the effects of the PCB pollution in the Hudson by General Electric. This is a family name, a name so treasured in my growing up, an organization that supplied so many of my needs both at home and during my 20 years in the military. To note that it refuses to accept its responsibility in fully cleaning up after itself in the Hudson betrays that family name. Additionally, legal resistance fighting the call to clean up the Hudson has cost our company millions of dollars.

We, therefore, request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

In asking for this, I am authorized to notify you of our intention to present the attached proposal regarding disclosure of costs of delay of cleanup of toxic sites for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that we are sponsoring this resolution. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary. We trust that a dialogue of this sort is of interest to you as well. Sr. Patricia Daly, OP of the Sisters of St. Dominic of Caldwell, NJ will be the contact person for this resolution, [973] 579 1732.

Sincerely,

Rev. Joseph P. La Mar, M.M.
Assistant CFO

CC: Sr. Pat Daly

Printed on recycled paper.

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

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Maryknoll Fathers and Brothers
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Michael E. Gray, CFM
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Elena Desarden
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October 31, 2005

To Whom It May Concern:

The Catholic Foreign Mission Society of America, Inc. (CFMSA), also known as the Maryknoll Fathers and Brothers, are beneficial owners of 90 shares of General Electric. These shares have been consistently held since 2/19/99. The CFMSA will maintain the appropriate number of shares in accordance with Security and Exchange Commission regulations at least until the next annual meeting. If you have any questions, call me at 800-234-9241.

Sincerely,

M E Gray

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Nuns of the Third Order of St. Dominic

Dominican Sisters
3600 Broadway
Great Bend KS 67530-3692

Phone: 620-792-1232
Fax: 620-792-1746

B. Teel

November 1, 2005

NOV - 7 2005 3:00 pm
J. R. IMMELT

Mr. Jeffrey R. Immelt
Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

The Dominican Sisters of Great Bend, KS (Legal title: Nuns of the Third Order of St. Dominic) is a religious order of women seeking to reflect its values, principles and mission in its investment decisions.

As a concerned investor we evaluate a company on its social, environmental and financial performance. We are very troubled by our company's failure to disclose to shareholders the costs of its long-term resistance to the remediation of sites contaminated by PCBs.

The Nuns of the Third Order of St. Dominic is the beneficial owner of 100 shares of General Electric common stock. Through this letter I notify you of our co-sponsorship of the enclosed resolution with the Sisters of St. Dominican of Caldwell, NJ, and other concerned investors. We present it for inclusion in the proxy statement for action at the next stockholder meeting in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the Sisters of St. Dominican of Caldwell, NJ, in the company proxy statement.

Proof of ownership of common stock in the company is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. Patricia A. Daly, OP, representing the Sisters of St. Dominican of Caldwell, NJ, will serve as primary contact for the co-sponsors.

Sincerely,

Sister Judith Lindell

Sister Judith Lindell, OP
Dominican Sisters of Great Bend, KS

cc: Patricia A. Daly, OP
Leslie Lowe - ICCR
Julie Wokaty - ICCR

We, the Dominican Sisters of Great Bend, are called:
To be attentive to the Lord, to proclaim the Word, and to celebrate Life.

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:

General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

Account number: [redacted]
Statement type: Preferred
August 27 - September 30, 2005

201 Progress Parkway
Maryland Heights, MO 63043-3042
www.edwardjones.com
Member SIPC

Edward Jones

Stocks, continued	Our asset category/ Our recommendation	Current price	Current shares	Current value	Amount invested	Amount withdrawn
GENERAL ELECTRIC CO Symbol: GE	Growth & Income Hold	33.670	100.	3,367.00	3,144.60	—

Total estimated asset value

(Corporate account)

EDWARD JONES
12555 MANCHESTER ROAD
ST.LOUIS, MO. 63131-3729
TEL 314-515-3000

Edward Jones

TRADE CONFIRMATION

CUSTOMER COPY

RETAIN FOR YOUR PERMANENT TAX RECORDS

TO:

NUNS OF THE THIRD ORDER
OF ST DOMINIC
3600 BROADWAY
GREAT BEND KS 67530-3636

YOUR INVESTMENT REPRESENTATIVE:

JIM & TODD ARMATYS
PO BOX 762
GREAT BEND, KS 67530

ANY QUESTIONS CALL (620) 793-5481

WE ARE PLEASED TO CONFIRM THE FOLLOWING TRANSACTION:

IN YOUR CASH ACCOUNT [redacted]

ON TRADE DATE 04/21/2004 FOR SETTLEMENT DATE 04/26/2004

YOU BOUGHT 90 SHARES PRICE $ 30.5000

DESCRIPTION:
GENERAL ELECTRIC CO
COMMON
UNSOLICITED
SPECIAL COMMISSION RATE

PRINCIPAL AMOUNT	$	2,745.00
COMMISSION		50.00
TRANSACTION FEE		4.95
AMOUNT DUE (IF NOT PAID)	$	2,799.95

ORDER NUMBER [redacted]
SECURITY NUMBER
INVESTMENT REP NO. [redacted]

CONFIRM PROCESSED ON 04/21/2004 @ 11:30:57
CUSIP NUMBER 369604103000
FOR INTERNAL USE [redacted]

WE CONFIRM THE ABOVE TRANSACTION SUBJECT TO THE TERMS BELOW. THIS CONFIRM SHALL BE DEEMED CORRECT IN ALL ASPECTS UNLESS WRITTEN NOTICE OF ANY INACCURACY IS PROMPTLY SENT TO US. FAILURE TO NOTIFY US CONSTITUTES YOUR ACCEPTANCE OF THIS TRANSACTION.

WE EXECUTED THIS TRANSACTION AS YOUR AGENT IN THE OVER THE COUNTER MARKET.

IF THE PHRASE "WE MAKE A MKT IN THIS SECURITY" APPEARS ON THIS CONFIRMATION, WE HAVE ACTED AS PRINCIPAL FUNCTIONING AS A SECONDARY MARKET MAKER.
IF THE PHRASE "UNSOLICITED" APPEARS ON THIS CONFIRMATION, THE TRANSACTION WAS CONDUCTED PURSUANT TO AN UNSOLICITED ORDER TO BUY OR SELL PLACED BY THE CUSTOMER.

IT IS AGREED BETWEEN EDWARD JONES ("BROKER") AND THE CUSTOMER
(1.) THAT ALL ORDERS ARE RECEIVED AND EXECUTED SUBJECT TO THE RULES AND CUSTOMS OF THE MARKET OR EXCHANGE (AND ITS CLEARING HOUSE, IF ANY) WHERE ORDER IS EXECUTED.
(2.) ALL SECURITIES PURCHASED OR RECEIVED FOR THE CUSTOMERS ACCOUNT AND NOT PAID FOR IN FULL MAY BE LOANED BY THE BROKER OR USED BY IT IN MAKING DELIVERIES OR SUBSTITUTIONS, OR MAY BE PLEDGED BY THE BROKER EITHER SEPARATELY OR TOGETHER WITH OTHER CUSTOMER SECURITIES FOR THE SUM DUE HEREON WITHOUT FURTHER NOTICE TO THE CUSTOMER.
(3.) SHOULD PAYMENT FOR PURCHASES OR DELIVERY OF SOLD SECURITIES BE DELAYED BEYOND THE SETTLEMENT DATE OR WHEN IN THE BROKER'S JUDGEMENT IT APPEARS NECESSARY FOR ITS PROTECTION, THE BROKER AT ITS OPTION, WITHOUT NOTICE TO THE CUSTOMER MAY CANCEL, SELL OUT, OR BUY IN THE DESCRIBED SECURITY AND THE CUSTOMER SHALL BE HELD LIABLE FOR ANY LOSS INCURRED.
(4.) THAT ALL STATEMENTS OF ACCOUNTS CURRENT AS RENDERED THE CUSTOMER FROM TIME TO TIME ARE ACKNOWLEDGED BY THE CUSTOMER TO BE CORRECT UNLESS WRITTEN NOTICE OF EXCEPTION THERETO BE GIVEN THE BROKER WITHIN FIVE DAYS AFTER THEIR RECEIPT.
(5.) UNLESS YOU INDICATE YOUR NON-ACQUIESCENCE IN WRITING, THIS AGREEMENT SHALL ALSO INSURE TO THE BENEFIT OF THE SUCCESSOR S OF EDWARD JONES.
PLEASE NOTE THE FOLLOWING:
. FOR ODD-LOT TRANSACTIONS, AN ODD-LOT DIFFERENTIAL MAY HAVE BEEN CHARGED AND SUCH AMOUNT WILL BE FURNISHED UPON REQUEST.
. FOR DEBT SECURITIES TRANSACTIONS, CALL FEATURES MAY EXIST WHICH COULD AFFECT YIELD; COMPLETE INFORMATION WILL BE PROVIDED UPON REQUEST.
. FOR ZERO COUPON TRANSACTIONS, NO PERIODIC PAYMENTS — CALLABLE BELOW MATURITY VALUE, WITHOUT NOTICE BY MAIL TO HOLDER UNLESS REGISTERED.
ON AGENCY TRANSACTIONS WE RECEIVE PAYMENT FOR ORDER FLOW AND/OR OTHER REMUNERATION. THE NAME OF THE OTHER BROKER OR PARTY TO THE TRANSACTION, THE SOURCE AND NATURE OF SUCH PAYMENT OR REMUNERATION, AND THE TIME OF EXECUTION WILL BE FURNISHED UPON WRITTEN REQUEST. FOR PRINCIPAL TRANSACTIONS THE TIME OF EXECUTION WILL ALSO BE FURNISHED UPON WRITTEN REQUEST.

THANK YOU FOR ALLOWING EDWARD JONES THE OPPORTUNITY TO SERVE YOU.

EDWARD JONES
12555 MANCHESTER ROAD
ST.LOUIS. MO. 63131-3729
TEL 314-515-3000

EdwardJones

TRADE CONFIRMATION

CUSTOMER COPY

RETAIN FOR YOUR PERMANENT TAX RECORDS

TO:

NUNS OF THE THIRD ORDER
OF ST DOMINIC
3600 BROADWAY
GREAT BEND KS 67530-3636

YOUR INVESTMENT REPRESENTATIVE:

JIM ARMATYS
PO BOX 762
GREAT BEND, KS 67530

ANY QUESTIONS CALL (620) 793-5481

WE ARE PLEASED TO CONFIRM THE FOLLOWING TRANSACTION:

IN YOUR CASH ACCOUNT [redacted]

ON TRADE DATE 10/15/2003 FOR SETTLEMENT DATE 10/20/2003

YOU BOUGHT 10 SHARES

DESCRIPTION:
GENERAL ELECTRIC CO
COMMON
UNSOLICITED

PRICE	$	28.9700
PRINCIPAL AMOUNT	$	289.70
COMMISSION		50.00
TRANSACTION FEE		4.95
AMOUNT DUE (IF NOT PAID)	$	344.65

ORDER NUMBER [redacted]
SECURITY NUMBER [redacted]
INVESTMENT REP NO. [redacted]

CONFIRM PROCESSED ON 10/15/2003 @ 11:38:56
CUSIP NUMBER 369604103000
FOR INTERNAL USE [redacted]

WE CONFIRM THE ABOVE TRANSACTION SUBJECT TO THE TERMS BELOW. THIS CONFIRM SHALL BE DEEMED CORRECT IN ALL ASPECTS UNLESS WRITTEN NOTICE OF ANY INACCURACY IS PROMPTLY SENT TO US. FAILURE TO NOTIFY US CONSTITUTES YOUR ACCEPTANCE OF THIS TRANSACTION.

WE EXECUTED THIS TRANSACTION AS YOUR AGENT IN THE OVER THE COUNTER MARKET.

IF THE PHRASE "WE MAKE A MKT IN THIS SECURITY" APPEARS ON THIS CONFIRMATION, WE HAVE ACTED AS PRINCIPAL FUNCTIONING AS A SECONDARY MARKET MAKER.
IF THE PHRASE "UNSOLICITED" APPEARS ON THIS CONFIRMATION, THE TRANSACTION WAS CONDUCTED PURSUANT TO AN UNSOLICITED ORDER TO BUY OR SELL PLACED BY THE CUSTOMER.

IT IS AGREED BETWEEN EDWARD JONES ("BROKER") AND THE CUSTOMER
(1.) THAT ALL ORDERS ARE RECEIVED AND EXECUTED SUBJECT TO THE RULES AND CUSTOMS OF THE MARKET OR EXCHANGE (AND ITS CLEARING HOUSE, IF ANY) WHERE ORDER IS EXECUTED.
(2.) ALL SECURITIES PURCHASED OR RECEIVED FOR THE CUSTOMERS ACCOUNT AND NOT PAID FOR IN FULL MAY BE LOANED BY THE BROKER OR USED BY IT IN MAKING DELIVERIES OR SUBSTITUTIONS, OR MAY BE PLEDGED BY THE BROKER EITHER SEPARATELY OR TOGETHER WITH OTHER CUSTOMER SECURITIES FOR THE SUM DUE HEREON WITHOUT FURTHER NOTICE TO THE CUSTOMER.
(3.) SHOULD PAYMENT FOR PURCHASES OR DELIVERY OF SOLD SECURITIES BE DELAYED BEYOND THE SETTLEMENT DATE OR WHEN IN THE BROKER'S JUDGEMENT IT APPEARS NECESSARY FOR ITS PROTECTION, THE BROKER AT ITS OPTION, WITHOUT NOTICE TO THE CUSTOMER MAY CANCEL, SELL OUT, OR BUY IN THE DESCRIBED SECURITY AND THE CUSTOMER SHALL BE HELD LIABLE FOR ANY LOSS INCURRED.
(4.) THAT ALL STATEMENTS OF ACCOUNTS CURRENT AS RENDERED THE CUSTOMER FROM TIME TO TIME ARE ACKNOWLEDGED BY THE CUSTOMER TO BE CORRECT UNLESS WRITTEN NOTICE OF EXCEPTION THERETO BE GIVEN THE BROKER WITHIN FIVE DAYS AFTER THEIR RECEIPT.
(5.) UNLESS YOU INDICATE YOUR NON-ACQUIESCENCE IN WRITING, THIS AGREEMENT SHALL ALSO INSURE TO THE BENEFIT OF THE SUCCESSOR S OF EDWARD JONES.

PLEASE NOTE THE FOLLOWING:
- FOR ODD-LOT TRANSACTIONS, AN ODD-LOT DIFFERENTIAL MAY HAVE BEEN CHARGED AND SUCH AMOUNT WILL BE FURNISHED UPON REQUEST.
- FOR DEBT SECURITIES TRANSACTIONS, CALL FEATURES MAY EXIST WHICH COULD AFFECT YIELD; COMPLETE INFORMATION WILL BE PROVIDED UPON REQUEST.
- FOR ZERO COUPON TRANSACTIONS, NO PERIODIC PAYMENTS — CALLABLE BELOW MATURITY VALUE, WITHOUT NOTICE BY MAIL TO HOLDER UNLESS REGISTERED.

ON AGENCY TRANSACTIONS WE RECEIVE PAYMENT FOR ORDER FLOW AND/OR OTHER REMUNERATION. THE NAME OF THE OTHER BROKER OR PARTY TO THE TRANSACTION, THE SOURCE AND NATURE OF SUCH PAYMENT OR REMUNERATION, AND THE TIME OF EXECUTION WILL BE FURNISHED UPON WRITTEN REQUEST. FOR PRINCIPAL TRANSACTIONS THE TIME OF EXECUTION WILL ALSO BE FURNISHED UPON WRITTEN REQUEST.

THANK YOU FOR ALLOWING EDWARD JONES THE OPPORTUNITY TO SERVE YOU.

Nuns of the Third Order of St. Dominic

Dominican Sisters
3600 Broadway
Great Bend, KS 67530-3692

PM 01 NOV 2005 675



MR JEFFREY R IMMELT
CHIEF EXECUTIVE OFFICER
GENERAL ELECTRIC COMPANY
3135 EASTON TURNPIKE
FAIRFIELD CT 06828-0001

06828#0002

Sisters of the Sorrowful Mother International Finance, Inc.

October 26, 2005

NOV 1 2005

J. R. IMMELT

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

The Sisters of the Sorrowful Mother, members of the Interfaith Center on Corporate Responsibility and shareholders of General Electric, are concerned with GE's apparent resistance to the EPA's call for the cleanup of the Hudson River because of the health risks posed by the PCBs your company deposited there.

I am authorized to notify you of our intention to cosponsor the resolution submitted by the Sisters of St. Dominic of Caldwell, NJ, for action by the stockholders at the next annual meeting. The resolution asks the Board of Directors for a disclosure of the costs of the delay of cleanup by August 2006. We hereby request its inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the filers will be present at the annual stockholders meeting to move the resolution.

The Sisters of the Sorrowful Mother have owned 106 shares of General Electric common stock for over a year. We will hold the stock to cover requirements until after the annual shareholders meeting. Verification of ownership is enclosed.

Very truly yours,

Sister M. Cecile Paulik

Sister M. Cecile Paulik
Controller

Cc: Sisters of St. Dominic of Caldwell, NJ
Interfaith Center on Corporate Responsibility

9056 North Deerbrook Trail • Brown Deer, Wisconsin 53223-2454 • Voice 414-357-8940 • Fax 414-357-8950

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

Sisters of the Sorrowful Mother International Finance, Inc.
9056 North Deerbrook Trail • Brown Deer, Wisconsin 53223-2454

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

CERTIFIED MAIL™

7004 1160 0003 6976 8224

MILWAUKEE
OCT 27 '05
WI

U.S. POSTAGE
04.42
H METER 173838

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

X-RAYED BY MAIL CENTER

This message has been scanned for known viruses.

From: donna.szatkiewicz@usbank.com
To: ssmdeanna@aol.com
Subject: Fw: General Electric
Date: Wed, 26 Oct 2005 14:00:32 -0500

----- Forwarded by Donna L Szatkiewicz/WIMKE/Firstar on 10/26/2005 02:00 PM -----

Donna L Szatkiewicz/WIMKE/Firstar
10/26/2005 01:25 PM

To ssmdeanna@aol.com
cc
Subject General Electric

Hi Deanna,

The following accounts hold General Electric:

Bonds

SSM Intl Fin/Loomis Sayles 1559802 GENERAL ELEC CAP 6.000%
460,000 shares held since 5/31/02
SSM Intl Fin/Montage&Caldwell 1559803 GENERAL ELEC CAP 5.875%
500,000 shares held since 2/19/02
SSM Intl Fin/Italy 1559804 GENERAL ELEC CAP 5.000%
45,000 shares held since 11/20/02
SSM Intl Fin/Charitable Tr 15597602 GENERAL ELEC CAP 6.000%
335,000 shares held since 8/20/03

Stock

SSM Inlt Fin/Cash Flow 1559850 GENERAL ELEC CO 106
shares held since 11/8/02

If you have any questions, please contact me.

Donna Szatkiewicz
Assistant Vice President
U.S. Bank
414-287-3935

Sisters of the Sorrowful Mother

Electronic Privacy Notice. This e-mail, and any attachments, contains information that is, or may be, covered by electronic communications privacy laws, and is also confidential and proprietary in nature. If you are not the intended recipient, please be advised that you are legally prohibited from retaining, using, copying, distributing, or otherwise disclosing this information in any manner. Instead, please reply to the sender that you have

GREEN CENTURY FUNDS®

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 TEMPLE PLACE SUITE 200
BOSTON, MA 02111
TEL: 617 482.0800 / FAX: 617 422.0881

RECEIVED
NOV 04 2005
B. W. HEINEMAN, J

November 3, 2005

Mr. Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Heineman:

Green Century Capital Management is co-filing the enclosed shareholder resolution, for inclusion in General Electric Company's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Green Century Capital Management is concerned with General Electric's handling of the Hudson River clean up of PCBs and with the slow pace of progress on the matter. Thus we are asking for a disclosure of the expenditures related to this matter since 1990.

Green Century Capital Management is the beneficial owner of at least $2,000 worth of General Electric Company stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership will follow this letter. We ask that the proxy statement indicate that Green Century Capital Management is a co-filer of this resolution.

Thank you for your prompt attention to this matter. If you have any questions, please contact my associate, Andrew Shalit, at 617-482-0800.

Sincerely,

Amy Perry

Amy Perry
President, Green Century Capital Management

PRINTED ON RECYCLED PAPER WITH SOY BASED INKS

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:

General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

NO POUCH NEEDED.
See back for peel and stick application instruction

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466

The World

...AYED BY MAIL ...

Sisters of St. Joseph of Carondelet • Albany Province • Province Leadership Team

385 Watervliet-Shaker Rd., Latham, NY 12110-4799 • 518-783-3524 • fax 518-783-3672

B. Tied

NOV 7 2005 3:00 pm

J. R. IMMELT

October 31, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

The Sisters of St. Joseph of Carondelet have long-standing concerns about the social and environmental impact of our investments. As your neighbors near Ft. Edward, we continue to have concerns about the clean-up of the River and the lack of transparency from our company. We are disturbed about the continued legal challenge to Superfund, and the plan in place to clean-up only 10% of the combination of the Hudson.

The Sisters of St. Joseph of Carondelet is the beneficial owner of forty-five thousand five hundred and fifteen (45,515) shares of General Electric common stock, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to co-file the attached proposal asking the GE Board of Directors to report on the costs of the delay of clean-up of the Hudson River, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Sr. Patricia Daly, OP of the Sisters of St. Dominic of Caldwell, NJ represents us on these concerns.

Sincerely,

Sister Ranah Phelan, csj

Sister Ranah Phelan, CSJ
Province Leadership Team

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:

General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

UBS

UBS Financial Services Inc.
3455 Peachtree Rd, NE
Suite 1700
Atlanta, GA 30326
Tel. 404-760-3200
Fax 404-760-3261
Main 404-760-3000
Toll Free 800-234-9928

W. Earle Dodd, III
Senior Vice President - Investments
PRIME Consultant
earle.dodd@ubs.com

www.ubs.com

Proof of Ownership

General Electric (GE) Holdings

UBS Account #	# of GE shares
[redacted] The Society of Sisters of St. Joseph CCS Fund (Flippin Bruce)	5000 shares of GE
[redacted] The Society of Sisters of St. Joseph CCS Fund (Westfield Capital)	5445 shares of GE
[redacted] The Society of Sisters of St. Joseph CCS Fund (Tattersall)	35,000 shares of General Electric Cap Corp Cusip 36962GWB6, 6.125%
[redacted] The Society of Sisters of St. Joseph CCS Fund Disbursement Account	110 shares of GE

UBS Financial Services Inc. is a subsidiary of UBS AG.

Sisters of St. Joseph
of Carondelet
385 Watervliet-Shaker Road
Latham, New York 12110-4799

ALBANY NY 122
03 NOV 2005 PM 3 L


USA

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

06828-0000

B, TEd

OCT 3 1 2005

J. R. IMMELT

Sisters of Charity Center
6301 Riverdale Avenue
Bronx, NY 10471-1093
718.549.9200
fax 718.884.3013
www.scny.org

SISTERS *of* CHARITY NEW YORK

October 28, 2005

Mr. Jeffrey Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

The Sisters of Charity of New York are a religious community with our historic roots along the Hudson River. We have been interested in the matters pertaining to the clean-up of the Hudson and the actions against General Electric for over a decade. As shareholders over these many years, we are dismayed by our company's intransigence on this matter. We seek to know more of the costs of clean-up delays and to see a stop to these delaying tactics.

I am hereby authorized to inform you of our intention to submit the enclosed shareholder proposal in coordination with Sr. Patricia Daly of the Sisters of Saint Dominic of Caldwell, NJ, who shall serve as the primary contact for the shareholder group. I submit it for inclusion in the proxy statement for consideration and action by the 2006 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholder group will attend the annual meeting to move the resolution.

The Sisters of Charity of Saint Vincent de Paul of New York are the beneficial owners of 29,580 shares of General Electric stock. Verification of ownership is enclosed. We have held the stock for over one year and plan to continue our holding through the 2006 shareholders meeting.

Thank you for your attention in this matter.

Sincerely,

Sr. Claire Regan

Sr. Claire Regan
Corporate Responsibility Coordinator

cc: Sr. Patricia Daly, OP
Leslie Lowe, ICCR

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:

General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

JPMorgan

Asset Management

Janet Kombel
Associate

October 30, 2005

Sister Claire Regan
Corporate Responsibility Coordinator
Sisters of Charity Center
6301 Riverdale Avenue
Bronx, NY 10471

Re: [redacted] - Sisters of Charity of St. Vincent de Paul of New York

Dear Sister Claire:

Regarding the Sisters of Charity pension account as reference above, this letter will confirm that as of October 30, 2005, you currently hold **29,580** shares of **General Electric**. You have been a shareholder in this company since November 1997, and will be a shareholder at the time of the annual meeting.

Best Regards,

Janet Kombel

cc: Clare M. Merle, JPMorgan

J.P. Morgan Investment Management Inc. • 522 Fifth Avenue, 11th Floor, New York, New York 10036
Telephone: 212-837-1068 • Facsimile: 212-837-1063 / 1699
janet.kombel@jpmorgan.com

SCRega

Sisters of Charity Center
6301 Riverdale Avenue
Bronx, NY 10471-1093

SISTERS
of CHARITY
NEW YORK

NEW YORK NY 100
29 OCT 2005 PM 3 L



USA

Mr. Jeffrey Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

06828-0000

—MARYKNOLL—SISTERS
P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

October 27, 2005

RECEIVED

OCT 31 2005

B. W. HEINEMAN, JR

Mr. Jeffrey R. Immelt
Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Dear Mr. Immelt,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of General Electric Company. The Sisters have held these shares continuously for over one year and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

As you know, the Maryknoll Sisters have joined with other religious congregations located in the Hudson Valley Region to try and engage our Company on GE's history with the Hudson River and its efforts to remediate environmentally damaging practices. While GE's agreeing to undertake a one-year project for cleaning up the Hudson River is a positive step, we are concerned that this may not reflect a long-term clean-up commitment.

Therefore, I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution is Patricia Daly, representing the Sisters of St. Dominic of Caldwell, New Jersey.

As always, we welcome dialogue with the company on this issue.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc.

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:

General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

LEGG MASON
INVESTMENT COUNSEL

RECEIVED
OCT 31 2005
B. W. HEINEMAN, JR

November 1, 2005

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REF: Stock Verifications – Maryknoll Sisters of St. Dominic, Inc.

To Whom It May Concern:

This certifies that the Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of General Electric Company. These shares have been held for more than one year and will continue to be held at least through the next annual meeting.

Sincerely,

Karen Vannasdall

Karen Vannasdall
Assistant Vice President

LEGG MASON INVESTMENT COUNSEL, LLC, 600 VINE STREET, SUITE 2000, CINCINNATI, OH 45202-4438
TELEPHONE: (513) 621-2733 FACSIMILE: (513) 621-7665

C. Rowan
MARYKNOLL SISTERS
Box 311
Maryknoll, NY 10545-0311

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RETURN RECEIPT REQUESTED

Mr. Benjamin W. Heineman, Jr.
Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

06828-0000

B. Teel

Dominican Sisters, St. Mary of the Springs

2320 Airport Dr., Columbus, Ohio 43219-2098

1830-2005

November 2, 2005

3:02 pm

NOV 7 2005

J. R. IMMELT

Mr. Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

The Dominican Sisters, St. Mary of the Springs, Columbus, OH is a religious order of women seeking to reflect its values, principles and mission in its investment decisions.

As a concerned investor we evaluate a company on its social, environmental and financial performance. We are very troubled by our company's failure to disclose to shareholders the costs of its long-term resistance to the remediation of sites contaminated by PCBs.

The Dominican Sisters, St. Mary of the Springs, Columbus, OH is the beneficial owner of 2,000 shares of General Electric common stock. Through this letter I notify you of our co-sponsorship of the enclosed resolution with the Sisters of St. Dominican of Caldwell, NJ, and other concerned investors. We present it for inclusion in the proxy statement for action at the next stockholder meeting in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the Sisters of St. Dominic of Caldwell, NJ, in the company proxy statement.

Proof of ownership of common stock in the company is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. Patricia A. Daly, OP, representing the Sisters of St. Dominic of Caldwell, NJ, will serve as primary contact for the co-sponsors.

Sincerely,

S Helena M Sause, OP

Sister Helena M. Sause, OP
Dominican Sisters, St. Mary of the Springs, Columbus, OH

cc: Patricia A. Daly, OP
Leslie Lowe - ICCR
Julie Wokaty - ICCR

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

Mr. Jeffrey R. Immelt
Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Patricia A. Daly
Executive Director
Tri-State Coalition for Responsible Investment
52 Old Swartswood Station Road
Newton, NJ 07860-5103

Julie Wokaty
ICCR
475 Riverside Drive, Room 1842
New York, NY 10115

Leslie Lowe
ICCR
475 Riverside Drive, Room 1842
New York, NY 10115

Fifth Third Bank

October 31, 2005

St. Mary of the Spring
Dominican Sisters
2320 Airport Road
Columbus, OH 43219-2098

RE: Large Cap Growth Portfolio [redacted]

Dear Mr. Watkins,

This is to certify that the St. Mary of the Spring Dominican Sisters own 2000 shares of General Electric. The shares, which are custodied by Fifth Third Bank and managed (in restricted status) by Chase Investments, were purchased on the following dates:

Shares	Purchase Date
2000	7/1/04

If any further information is required please do not hesitate to contact me at 513-534-3961

Sincerely,

Justin Dammel
Fifth Third Bank
Relationship Manager

Received Time Oct. 31. 12:56PM

Dominican Sisters, St. Mary of the Springs
2320 Airport Drive, Columbus, Ohio 43219-2098

COLUMBUS OH
PM
3 NOV
200

UNITED STATES POSTAGE
PITNEY BOWES
02 1A
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MAILED FROM ZIP CODE 43219

Mr. Jeffrey R. Immelt
Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

06828-0000

Sisters of St. Joseph of LaGrange
1515 W. Ogden Ave. • LaGrange Park, IL • 60526-1721 • 708.354.9200 • fax 708.354.9573

NOV 4 2005

J. R. IMMELT

October 26, 2005

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt,

The Sisters of St. Joseph of La Grange are owners of 8200 shares of common stock in General Electric Company. We are concerned about the environment and also about the social responsibilities of the companies in which we invest. We are certain that it is possible for corporations to be both concerned about the social implications of their policies and also to make a fair profit for investors.

We are concerned our company's role about the PCB's contamination of the Hudson River ecosystem. We ask that our company report by August 1, 2006, its annual expenditures by category and specific site for each year from 1990-2005, as requested in the attached resolution. This would be seen as a positive effort by our company to respond to the ecological and health effects of PCB contamination.

Through the letter we are now notifying the company of our sponsorship of the enclosed resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are filing this resolution along with other concerned investors. The primary contact for you for the filers, Sisters of St. Dominic of Caldwell, New Jersey, is Sister Patricia Daly, O.P.

Proof of ownership of shares of common stock in our company for at least the last twelve months is attached. It is our intent to maintain ownership of these shares through the date of the annual meeting.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved in the resolutions. We hope that a dialogue of this sort is of interest to you as well.

Sincerely,

Joellen Sbrissa, CSJ

Joellen Sbrissa, CSJ
Chairperson,
Social Responsible Investments Committee

Enc. Resolution
Verification of stock Ownership

cc: Leslie Lowe (Interfaith Center on Corporate Responsibility)
Patricia Daly, OP (Sisters of St. Dominic of Caldwell, New Jersey

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.
PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.
GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy.
Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.
EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT
This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

GREAT LAKES ADVISORS, INC.
www.greatlakesadvisors.com

123 North Wacker Drive
Suite 2350
Chicago, IL 60606-1735
312.553.3700
FAX: 312.553.3737

Friday, October 28, 2005

General Electric

To Whom It May Concern:

We hereby certify that the Sisters of St. Joseph of LaGrange are currently owners of 8,200 shares of General Electric common stock. This stock has been held in the Sisters of St. Joseph portfolio for at least one year prior to this date. The Sisters will retain this stock until at least after the shareholders' meeting.

Sincerely,

Joyce A. Cagnina
Chief Compliance Officer

Morgan Keegan & Company, Inc.
One Buckhead Plaza/Suite 1600
0 Peachtree Road, N.W.
ta, Georgia 30305
240-6700
.fS 800/669-3469
Members New York Stock Exchange, Inc.

October 20, 2005

Sister Barbara Ann Winnals, SSJ
Mount St. Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118-2693

RE: General Electric Co

Dear Sister Barbara,

This is to certify that the Sisters of St. Joseph own 39,300 shares of General Electric Co. purchased as follows and the shares are held in the referenced account(s) at Morgan Keegan & Co., Inc.:

Fournier Retirement Account Inc. (McHugh), Account #01452184

Shares	Purchase Date
39,300	08/3/93

If any further information is required please do not hesitate to contact me at 866-891-6496.

Sincerely,

Carolyn LaRocco, CFP, CIMA
Senior Vice President

Enclosure: Portfolio Appraisal

Cc: Kathleen Coll, SSJ
Sisters of Saint Joseph, Philadelphia

Investments Are Not FDIC Insured *Not Bank Guaranteed* May Lose Value

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CONGREGATION OF HOLY CROSS

85 OVERLOOK CIRCLE
NEW ROCHELLE, NEW YORK 10804-4501

PROVINCIAL ADMINISTRATION
EASTERN PROVINCE OF BROTHERS
TELEPHONE: (914) 632-4468
FAX: (914) 632-2490

NOV 3 2005

J. R. IMMELT

November 2, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt,

The Brothers of Holy Cross, Eastern Province, look for social as well as financial accountability in our investments. Our mission as educators in the faith who have a preferential option for the poor motivates us to monitor our portfolio against various social criteria. One of these criteria is the care and concern that our companies demonstrate for the environment.

The Brothers of Holy Cross, Eastern Province, is the beneficial owner of 300 shares of common stock that were purchased on October 8, 1998. We intend to hold these shares until after the annual meeting. Verification of ownership is attached.

I am authorized to notify you of our intention to present the attached proposal regarding disclosure of the costs of delay of cleanup of PCBs in the Hudson River for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

Patricia Daly of the Sisters of St. Dominic, Caldwell, NJ, will be the contact person for this resolution. We look forward to discussing the issues surrounding the costs to our company related to the delay in cleanup of the contamination in the Hudson at your earliest convenience.

Sincerely,

George C. Schmitz CSC

George C. Schmitz, CSC
Provincial

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

1345 Ave of the Americas
New York, NY 10105

toll-free 800 733 4793
tel 212 903 7600
fax 212 903 7701

MorganStanley

November 1, 2004

212 649 8521

To Whom it May Concern:

The Brothers of Holy Cross are beneficial owners of (#) 300 shares of General Electric Co. These shares have been consistently held since October 8, 1998. The Brothers of Holy Cross will be shareholders at least until the next annual meeting.

Sincerely,

Thomas D. Chubet

Thomas Davison Chubet
Senior Vice President
Financial Advisor

Hugh J. Shevlin

Hugh J. Shevlin
First Vice President
Financial Advisor

CONGREGATION OF HOLY CROSS
EASTERN PROVINCE OF BROTHERS
PROVINCIAL ADMINISTRATION
85 OVERLOOK CIRCLE
NEW ROCHELLE, NEW YORK 10804-4501

WESTCHESTER NY
PM
02 NOV
2005

UNITED STATES POSTAGE
PITNEY BOWES
02 1P $ 000.37⁰
0002164514 NOV 02 2005
MAILED FROM ZIP CODE 10804

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

B.Jed

A Mission of Service. A Vision for Change.

Ursulines

NOV 3 2005
J. R. IMMELT

November 2, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

The Ursuline Sisters of the Roman Union, Eastern Province, have had long-standing concerns about the health of the Hudson River. With most of our Sisters living and working near the Hudson we continue to be troubled about the current plan to remediate the River and the lack of transparency from our company. We are disturbed by reports that our company continues to postpone its responsibility to clean-up, while pursuing a legal challenge to Super Fund.

The Ursuline Provincialate, Eastern Province U.S., Inc. is the beneficial owner of twelve hundred (1200) shares of General Electric common stock, which we intend to hold at least until after the next annual meeting. Copies of certificates are attached.

I am hereby authorized to notify you of our intention to co-file the attached proposal asking the GE Board of Directors to report on the costs of the delay of clean-up of the Hudson River, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Sr. Patricia Daly, OP of the Sisters of St. Dominic of Caldwell, NJ represents us on these concerns.

Sincerely,

Sr. Mary Sullivan osu

Sr. Mary Sullivan OSU
Corporate Responsibility Representative

Ursuline Provincialate • Eastern Province of the United States
1338 North Avenue, New Rochelle, NY 10804-2121 • 914.712.0060 • Fax 914.712.3134 • ursruepr@aol.com

A Mission of Service. A Vision for Change.

November 2, 2005

This is to verify that the Ursuline Provincialate , Eastern Province , U. S. INC is now

located at 1338 North Avenue
New Rochelle, NY 10804

Dorothy Ann Kelly, OSU
President
Ursuline Provincialate, Eastern Province, U.S INC

[redacted]

SHARES

800



INCORPORATED UNDER THE LAWS OF THE STATE OF NEW YORK.

GENERAL ELECTRIC COMPANY

SEE REVERSE AS TO ABBREVIATIONS

CUSIP 369604 10 3

This Certifies That

00742253 1000010662

URSULINE PROVINCIALATE

EASTERN PROVINCE U S INC

C/O ST MARYS HALL

323 E 198 ST

BRONX NY 10458-3105

****800*********

*****800********

******800*******

*******800******

********800*****

is the owner of

EIGHT HUNDRED

FULL-PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK

of General Electric Company transferable in person or by duly authorized attorney on the books of the Company upon surrender of this certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the seal of the Company and the signatures of its duly authorized officers.

COMMON

MAY 05, 2000

VICE PRESIDENT AND TREASURER

CHAIRMAN OF THE BOARD

COUNTERSIGNED AND REGISTERED:
THE BANK OF NEW YORK,
(NEW YORK) TRANSFER AGENT AND REGISTRAR

BY

AUTHORIZED SIGNATURE

742253 00[illegible]00000

0000

NUMBER [redacted]

SHARES **200**



INCORPORATED UNDER THE LAWS OF THE STATE OF NEW YORK.

GENERAL ELECTRIC COMPANY

SEE REVERSE AS TO ABBREVIATIONS

CUSIP 369604 10 3

This Certifies that

00097255 100001056?

URSULINE PROVINCIALATE ****200********

EASTERN PROVINCE U S INC *****200********

C/O ST MARYS HALL ******200*******

323 E 196 ST *******200******

BRONX NY 10458-3105 ********200*****

is the owner of **TWO HUNDRED**

FULL-PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK

of General Electric Company transferable in person or by duly authorized attorney on the books of the Company upon surrender of this certificate properly endorsed. This certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar. Witness the seal of the Company and the signatures of its duly authorized officers.

MAY 09, 1997

VICE PRESIDENT AND TREASURER

CHAIRMAN OF THE BOARD

COUNTERSIGNED AND REGISTERED:
THE BANK OF NEW YORK,
(NEW YORK) TRANSFER AGENT AND REGISTRAR

BY

AUTHORIZED SIGNATURE

0097255 000 0000 0000



NUMBER [redacted]

SHARES **100**

INCORPORATED UNDER THE LAWS OF THE STATE OF NEW YORK

GENERAL ELECTRIC COMPANY

SEE REVERSE AS TO ABBREVIATIONS

CUSIP 369604 10 3

This Certifies That

00079729
URSULINE PROVINCIALATE
EASTERN PROVINCE U S INC
C/O ST MARYS HALL
323 E 198 ST
BRONX NY 10458-3105

1000010662
****100*********
*****100********
******100*******
*******100******
********100*****

is the owner of

ONE HUNDRED

FULL-PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK

COMMON

of General Electric Company transferable in person or by duly authorized attorney on the books of the Company upon surrender of this certificate properly endorsed. This certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the seal of the Company and the signatures of its duly authorized officers.

MAY 13, 1994

VICE PRESIDENT AND TREASURER

CHAIRMAN OF THE BOARD

COUNTERSIGNED AND REGISTERED:
THE BANK OF NEW YORK,
(NEW YORK)
TRANSFER AGENT AND REGISTRAR
BY
AUTHORIZED SIGNATURE

0163048 001 30FAST 0436-033 94255 14



NUMBER [redacted]

SHARES **********100*

INCORPORATED UNDER THE LAWS OF THE STATE OF NEW YORK

GENERAL ELECTRIC COMPANY

THIS CERTIFICATE MAY BE PRESENTED FOR TRANSFER IN NEW YORK CITY OR SCHENECTADY, N.Y.

SEE REVERSE AS TO ABBREVIATIONS

CUSIP 369604 10 3

This Certifies That

URSULINE PROVINCIALATE
EASTERN PROVINCE U S INC

*100*****
100**
100
****100**
*****100*

is the owner of **ONE HUNDRED***

FULL-PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK

COMMON

of General Electric Company transferable in person or by duly authorized attorney on the books of the Company upon surrender of this certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.
Witness the seal of the Company and the signatures of its duly authorized officers.

NOV 30,1987

VICE PRESIDENT-
CORPORATE INVESTMENTS
AND TREASURER

John F. Welch Jr.
CHAIRMAN OF THE BOARD

COUNTERSIGNED AND REGISTERED:
THE BANK OF NEW YORK,
(NEW YORK)
TRANSFER AGENT
AND REGISTRAR
BY
AUTHORIZED SIGNATURE

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

[redacted] 100

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B. Teel

DOMINICAN CONVENT OF OUR LADY OF THE ROSARY
175 ROUTE 340 SPARKILL, NY 10976-1047
(845) 359-6400 www.sparkill.org Fax (845) 359-6053

Office of Financial Services

NOV 4 2005
J. R. IMMELT

November 2, 2005

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

The Dominican Sisters of Sparkill continue to be seriously concerned about the PCB contamination of the Hudson River. With most of our Sisters living and working near the Hudson we are troubled about the state of the clean-up of the River and the lack of transparency from our company. Reports that our company is holding up this process, while continuing a legal challenge to Super Fund, raises serious concerns for us.

The Dominican Congregation of Our Lady of the Rosary is the beneficial owner of three hundred (300) shares of General Electric common stock, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to co-file the attached proposal asking the GE Board of Directors to report on the costs of the delay of clean-up of the Hudson River, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Sr. Patricia Daly, OP of the Sisters of St. Dominic of Caldwell, NJ represents us on these concerns.

Sincerely,

Sr. Margaret Sweeney

Sr. Margaret M. Sweeney, OP
Treasurer

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

SMITH BARNEY
citigroup

The Strata Group
Tel 914 701 7500
Fax 914 701 7685
Toll Free 800 423 0494
http://fc.smithbarney.com/stratagroupsb

November 2, 2005

Sr. Meg Sweeney
Dominican Convent
175 Route 340
Sparkill, NY 10976-1041

This letter is to confirm that the Dominican Sisters of Our Lady of the Rosary is a beneficial owner of 300 shares of General Electric.

Sincerely,

Peter E. Lang
Senior Vice President – Investments
Senior Portfolio Manager

PEL/ra

The above summary/prices/quotes/statistics contained herein have been obtained from sources believed to be reliable. Errors and omissions excepted.

Peter E. Lang
Senior Vice President –Investments
Senior Portfolio Manager
Tel 914 701 7659
peter.e.lang@smithbarney.com

Jeffrey G. Sullivan, CIMA
Senior Vice President –Investments
Senior Investment Management Consultant
Tel 914 701 7510
jeffrey.g.sullivan@smithbarney.com

John H. Lang
Senior Vice President –Investments
Tel 914 701 7518
peter.e.lang@smithbarney.com

James P. Cassidy
Financial Consultant
Tel 914 701 7664
james.p.cassidy@smithbarney.com

Steven M. Ayer
Financial Consultant
Financial Planning Specialist
Tel 914 701 7654
steven.m.ayer@smithbarney.com

Deirdre Holland
Financial Consultant
Financial Planning Specialist
Tel 914 701 7630
deirdre.holland@smithbarney.com

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Exhibit B

REPORT ON PCB EXPENDITURES, 1990-2005

In response to a shareholder request for information relating to GE's expenditures on PCB sites from 1990-2005, we are providing the following unaudited financial information:

GE's most significant PCB sites are the Hudson River in New York, the Housatonic River in Pittsfield, Massachusetts, and the former transformer facility in Rome, Georgia. These three sites represent approximately 81% of GE's PCB-related expenditures during the 1990-2005 period.

($ in millions)	Pittsfield-Housatonic, MA	Hudson River, NY	Rome, GA	Total Costs
Site Investigation & Remediation	$305.3	$166.5	$38.1	$509.9
Scientific Research	12.2	33.0	1.3	46.5
Legal	48.1	32.2	6.3	86.6
Government Relations	0.1	1.8	0.2	2.1
Press & Informational Initiatives	0.7	31.9 -a)	0.8	33.4
Costs Paid to Government Agencies -b)	43.1	36.6	0.2	79.9
Internal Staff & Other Overhead	23.1	11.6	6.2	40.9
Total	$432.6	$313.6	$53.1	$799.3

a) Included in this amount are $6.5 million and $2.8 million reported as lobbying expenses under the Lobbying Disclosure Act of 1995 in the years 2000 and 2001, respectively

b) Including, but not limited to oversight, fish sampling, and related government costs

In addition, during the 1990-2005 period, GE spent approximately $10 million on PCB-related scientific research and peer reviewed studies and approximately $11 million to monitor and participate in the legislative and regulatory process related to the development of PCB and hazardous waste laws and regulations.

For all other PCB sites, the following are those for which GE's overall expenditures for PCB-related work during the 1990-2005 period exceeded $10 million per site. We provide only site investigation & remediation costs and legal costs for each of these sites, as the other costs would provide little additional informational benefit, particularly when considered against the unreasonable expense and time needed to produce them. These four sites represent approximately 9% of GE's PCB-related expenditures during the 1990-2005 period.

($ in millions)	Guelph, Canada	Davenport, Canada	Spokane, WA	Dewey Loeffel, NY	Total Costs
Site Investigation & Remediation	$ 27.6	$ 20.4	$ 21.0	$ 14.0	$ 83.0
Legal	0.3	1.5	0.4	1.0	3.2
Total	$ 27.9	$ 21.9	$ 21.4	$ 15.0	$ 86.2

In addition, GE is involved in approximately 74 other sites where PCBs are present. At these other sites, PCBs are either one of a number of constituents of concern and/or GE is one of a number of potentially responsible parties. In the aggregate, these other sites constituted approximately $106 million in PCB-related expenditures, or less than 11% of GE's overall PCB-related expenditures during the 1990-2005 period.

It should be noted that the costs provided in the PCB Report are not audited. During the 15-year period covered by the shareowner request, in some instances, data may not have been originally kept or reported in the categories requested. For these costs, GE has made its best estimates of amounts and allocation of costs in an attempt to provide the requested information and to fairly report its expenditures for the requested period.

For additional information about GE's remedial activities relating to PCBs, please see the Environment, Health and Safety section in GE's 2005 Citizenship Report, available at http://www.ge.com/files/usa/en/citizenship/pdfs/GE_2005_citizen_env.pdf.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

RECEIVED
2006 JAN 24 AM 11:38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 23, 2006

Direct Dial
(202) 955-8671
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(202) 530-9569

Client No.
32016-00092

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *General Electric Company*
Withdrawal of December 9, 2005 Request on Shareowner Proposal of the Sisters of St. Dominic of Caldwell New Jersey et al.
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

On December 9, 2005, we submitted a letter on behalf of our client, General Electric Company ("GE"), requesting that the staff of the Division of Corporation Finance (the "Staff") concur that GE could properly exclude from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareowners a shareowner proposal (the "Proposal") and a statement in support thereof received from the Sisters of St. Dominic of Caldwell, New Jersey (the "Proponent") and numerous co-filers.[1]

---

[1] Co-filers of the Proposal include the Sisters of the Humility of Mary of Villa Maria, Pa., The American Baptist Home Mission Society of The American Baptist Churches, USA, The Sisters of Saint Ursula, The Sisters of Charity of the Blessed Virgin Mary, Clean Yield Asset Management, The Sisters of Charity of Cincinnati, The Sisters of Mercy of the St. Louis Regional Community, Inc., The Dominican Sisters of Hope, Mercy Investment Program, The Sisters of Mercy Regional Community of Detroit, The Ursuline Sisters of Tildonk, The Amityville Dominican Sisters, The Congregation of the Sisters of Saint Joseph, Philadelphia, The Catholic Foreign Mission Society of America, Inc., the Nuns of the Third Order of St. Dominic, The Sisters of the Sorrowful Mother,

[Footnote continued on next page]

Enclosed is a letter from the Proponent, on its behalf and on behalf of all co-filers of the Proposal, dated January 4, 2006, stating that the Proponent voluntarily withdraws the Proposal. *See* Exhibit A. In addition, attached as Exhibit B is a press release dated January 10, 2006, issued by the Proponent and the co-filers (which press release lists as co-filers all of the organizations listed in footnote 1 to this letter), announcing, among other things, that they are withdrawing their 2006 GE shareholder resolution. In reliance upon the enclosed letter from the Proponent, as well as this press release, we wish to withdraw the December 9, 2005 no-action request relating to GE's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, to reflect the fact that GE and the Proponent were able to reach a mutually agreeable resolution of this matter.

In addition, we have been furnished a copy of correspondence from Sister Valerie Heinonen of the Interfaith Center on Corporate Responsibility to the Staff, dated January 17, 2006 and attached hereto as Exhibit C, noting that The Dominican Sisters of Hope, Mercy Investment Program, The Sisters of Mercy Regional Community of Detroit and The Ursuline Sisters of Tildonk, each of which is a co-filer of the Proposal, were not provided a copy of our original correspondence to the Staff, dated December 9, 2005, with respect to the Proposal. The letters that these co-filers, as with correspondence received from other co-filers of the Proposal, named Sister Patricia A. Daly as the co-filers' contact with respect to the Proposal. That correspondence is attached hereto as Exhibit D and was filed as an exhibit to our original submission to the Staff with respect to the Proposal on December 9, 2005. In reliance upon that designation, we furnished copies of the original submission to the Staff to Sister Patricia Daly as the co-filers' designated contact.

Please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663 if you have any questions relating to this matter.

Very truly yours,

Ronald O. Mueller

Enclosures

cc: Thomas J. Kim, General Electric Company
Sr. Patricia A. Daly, OP, Sisters of St. Dominic of Caldwell New Jersey

---

[Footnote continued from previous page]
Green Century Capital Management, The Sisters of St. Joseph of Carondelet, The Sisters of Charity of Saint Vincent de Paul of New York, The Maryknoll Sisters of St. Dominic, The Dominican Sisters, St. Mary of the Springs, Columbus, OH, The Sisters of St. Joseph of La Grange, The Brothers of Holy Cross, Eastern Province, The Ursuline Provincialate, Eastern Province U.S. and The Dominican Congregation of Our Lady of the Rosary.

Sr. Valerie Heinonen, o.s.u, Interfaith Center on Corporate Responsibility
Sr. Patricia Kelly, SSJ, Congregation of the Sisters of Saint Joseph, Philadelphia
Timothy Moller, The Sisters of Charity of Cincinnati
S. Ruth Kuhn, SC, The Sisters of Charity of Cincinnati
Sr. M. Cecile Paulik, The Sisters of the Sorrowful Mother
Andrew Shalit, Green Century Capital Management

Exhibit A

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

January 4, 2006

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

On behalf of the proponents of the shareholder resolution: Disclosure of Costs of Delay of Cleanup of Toxic Sites, I want to thank you for responding to our request. Shareholders continue to look forward to an upcoming meeting with your colleagues to discuss this information and the status of the cleanup of the Hudson River.

I am hereby authorized to notify you of our withdrawal of the proposal asking the GE Board of Directors to report on the costs of the delay of clean up of the Hudson River. I do so on behalf of all the filers.

We are happy to anticipate an upcoming meeting with executives at General Electric to discuss the status of the cleanup and the information provided by the requests of this proposal.

Sincerely,

Sr. Patricia A. Daly, OP
Corporate Responsibility Representative

Exhibit B


Tri-State Coalition
For Responsible Investment



Tri-State CRI
52 Old Swartswood Station Road
Newton, NJ
07860-5103
(973) 579-1732
Fax: (973) 579-9919
tricri@mindspring.com

Coalition News

Religious Shareholders Force Disclosure by GE That Company Spent Tens of Millions To Delay Clean-Up of Hudson River, Other PCB Site Discharges

Shareholders Declare Victory in Getting Company to Disclose Information; Even Though Proxy Struggle is Over for Now, Shareholders Still Urging GE to Clean PCB Pollution Immediately.

Tuesday January 10th, 2006

Tri-State CRI Press Release

New York, NY//January 10, 2006//In the successful conclusion of a 10-year shareholder initiative, the Tri-State Coalition For Responsible Investment (Tri-CRI) announced today that it has been victorious in pressuring General Electric to reveal the $800 million the company spent from 1990-2005 during the period of time it sought to delay cleaning up toxic polychlorinated biphenyl (PCB) discharges at three sites: a 200-mile stretch of the Hudson River (the largest Superfund site in the U.S.); the Housatonic River in Pittsfield, MA.; and a former transformer facility in Rome, Georgia. In response to the long-overdue disclosure, the religious shareholders announced that they are withdrawing their 2006 GE shareholder resolution, which likely would have seen a repeat of the 27.4 percent support level religious shareholders achieved at the company's 2005 annual meeting.

In a December 2005 letter to the SEC recently acquired by Tri-CRI, GE outlined the $799 million in PCB-related expenditures made by the company - including over $122 million spent on public relations/lobbying ($33.4 million), governmental relations ($2.1 million) and legal maneuvering ($86.6 million) -- during the 1990-2005 period of time that it fought any efforts to clean up its discharges of the highly toxic PCB chemicals used in the electrical components.

The religious shareholders said that while GE deserved credit for belatedly acknowledging the extensive costs associated with its efforts to delay the clean up, it is now time for the company to undertake a full and extensive effort to rid the environment of its PCB contamination. Religious shareholders first started applying pressure on GE in 1996 to acknowledge its role in the PCB pollution discharges. Thanks to foot dragging on the part of GE, it was not until 2000 that the Environmental Protection Agency ordered a clean up of the company's PCB contamination of the Hudson River. Even then, the actual dredging was delayed until 2005 and then, once more, to the spring of 2007. Adding insult to injury, GE has only agreed to undertake 10 percent of the necessary clean up, indicating that it may seek to shirk the remaining nine-tenths of the required effort.

Sister Patricia Daly, executive director of the Tri-State Coalition for Responsible Investment (representing Catholic institutional investors in New York state, Connecticut and New Jersey), said: **"General Electric deserves credit for finally coming clean about the costs of its stalling tactics on PCB contamination, but the reality is that $800 million would have gone a long, long way to cleaning up the problem if that money had not been wasted on PR, lobbying, and courtroom delaying tactics. Additional stalling is simply not a viable option here; GE needs to commit now to get the job done to clean up this very serious environmental and health problem as expeditiously as possible."**

New York Attorney General Eliot Spitzer: **"I applaud Sister Pat Daly and the Tri-State Coalition for Responsible Investment for their efforts to obtain full disclosure from**

GE. We now know that the company spent tens of millions of dollars to lobby unsuccessfully against the clean up of the Hudson River. Now that a remediation plan has been approved, it is essential that the company not continue to spend millions more to scale back and further delay the project. Shareholders and the public deserve to know the cost of the company's continued foot dragging."

New York State Comptroller Alan Hevesi said: **"It is time that General Electric changes its strategy from public relations to public responsibility for the cleanup of the Hudson River. Had the company invested in the cleanup at the same level it has fought the State of New York and its residents for the past 15 years, most of the work would have been completed. Congratulations to Sister Pat Daly and the Tri-State Coalition for their dedication to the cause of a clean Hudson River."**

Cathy Rowan, corporate responsibility coordinator, Maryknoll Sisters, said: **"We welcome General Electric's disclosure of its expenditures on PCB sites as an important step towards greater transparency and accountability on the part of GE to all its stakeholders."**

In a December 2005 letter to the Securities and Exchange Commission (SEC), GE disclosed the costs of its delaying tactics related to the Hudson River PCB pollution and additional PCB-contaminated sites at Pittsfield, MA., Rome, GA., Spokane, WA., Dewey Loeffel, NY and Canadian sites in Guelph and Davenport. The Hudson River, Pittsfield and Rome sites account for 89 percent of the delay-related costs, according to the letter filed by attorneys for GE. In its December letter, GE petitioned the SEC to use the disclosure sought by Tri-CRI as a basis for killing the related 2006 shareholder resolution. Since Tri-CRI had achieved what it was seeking in the proxy ballot measure, the 2006 resolution is being withdrawn.

The 2006 resolution was filed by the Dominican Sisters Caldwell, NJ and 26 additional co-filers: The American Baptist Churches, Valley Forge, PA; Sisters of St. Joseph of Carondelet, Albany, NY; Maryknoll Sisters, and Maryknoll Fathers and Brothers, Ossining, NY; Brothers of Holy Cross, New Rochelle, NY; Ursuline Sisters of the Roman Union, New Rochelle, NY; Society of St. Ursula, Rhinebeck, NY; Mercy Investment Program; Dominican Sisters of Hope, Newburgh, NY; Ursuline Sisters of Tildonk, Queens, NY; Dominican Sisters of Amityville, NY; Sisters of Charity of St. Vincent de Paul, NY; Sisters of Charity of St. Elizabeth, Convent Station, NJ; Sisters of Charity of the Blessed Virgin Mary, Dubuque, IA; Sisters of Mercy of Detroit, MI; Dominican Sisters of Columbus, OH; Sisters of Mercy of the Americas, St. Louis, MO; Sisters of St. Joseph of Carondelet, MO; Dominican Sisters of Great Bend, KS; Sisters of St. Joseph of LaGrange, IL; Sisters of the Sorrowful Mother, WI; Sisters of Charity of Cincinnati, OH; Sisters of St. Joseph, Philadelphia, PA; Socially Responsible Investment Coalition, San Antonio, TX; Clean Yield Group; and Green Century Funds.

PCBs do not degrade in the environment and continue to contaminate fish and other wildlife. PCBs are neurotoxic and have been linked to several types of cancer and immune system problems. The GE PCB contamination of the Hudson River forced the closing of the upper Hudson River to fishing in 1976. To this day, health advisories continue to warn people not to catch nearly all fish taken out of the river.

ABOUT TRI-CRI

The TRI-State Coalition for Responsible Investment (http:/www.tricri.org) is an alliance of more than 35 Roman Catholic institutional investors primarily located throughout the New York metropolitan area. Our members utilize their power as shareholders to hold corporations accountable to social and environmental concerns. In making decisions about managing resources and investments, Coalition members view local and global economies not only in terms of production and distribution, but also by their effects on the environment and the dignity of the human person. As religious investors, Coalition members take seriously their responsibility as shareholders to engage companies on a number of issues including ecological concerns, human rights, international health, international and domestic debt, equality and labor concerns, and militarism and violence.

ABOUT ICCR

For over 30 years the Interfaith Center on Corporate Responsibility (ICCR) has been a leader of the corporate social responsibility movement. ICCR's membership is an association of 275 faith- based institutional investors, including national denominations, religious communities, pension funds, endowments, hospital corporations, economic development funds and publishing companies. ICCR and its members press companies to be socially and environmentally responsible. Each year ICCR- member religious institutional investors sponsor over 100 shareholder resolutions on major social and environmental issues. The combined portfolio value of ICCR's member organizations is estimated to be $110 billion.

CONTACT: Patrick Mitchell, (703) 276-3266 or pmitchell@hastingsgroup.com.

EDITOR'S NOTE: Both a PDF file of the GE letter acknowledging the clean-up delay costs to shareholders and a streaming audio recording of today's Tri-CRI news event will be available on the Web by 6 p.m. ET on January 10, 2006 at http://www.tricri.org.

Fair Use Notice: This website may reproduce or have links to copyrighted material the use of which has not been expressly authorized by the copyright owner. Tri-State CRI makes such material available, without profit, as part of our efforts to advance understanding of issues including ecological concerns, human rights, international health, international and domestic debt, equality and labor concerns, and militarism and violence. It is our understanding that this constitutes a "fair use" of any such copyrighted material as provided by law. If you wish to use copyrighted material from this site for purposes that go beyond "fair use," you must obtain permission from the copyright owner.

Copyright 2005 Tri-State Coalition for Responsible Investment
All Rights Reserved

web solution by digital goat

Exhibit C

January 17, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: General Electric Shareholder Proposal Concerning Cleanup of PCBs from Hudson River

This is to inform you that General Electric apparently challenged the resolution filed on behalf of Dominican Sisters of Hope, Mercy Investment Program, Sisters of Mercy Regional Community of Detroit Charitable Trust and Ursuline Sisters of Tildonk (U.S. Province).

No noticesof the materials challenging the PCB cleanup of the Hudson River resolution were sent to the institutions on whose behalf I filed that resolution. The resolution was filed in a timely manner and proof of ownership was mailed to the company.

Thank you for your attention.

Yours truly,

VHosu.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
New York, NY 10009-2510
212 674 2542
heinonenv@juno.com

Attachments: 4 filing letters
Copy: General Electric
Patricia Daly, Caldwell Dominican Sisters

Rec'd MKst 1/19/06

Exhibit D

Dominican Sisters of Hope

NOV 1 2005

J. R. IMMELT

October 29, 2005

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

On behalf of the Dominican Sisters of Hope, I am authorized to notify you of our intention to present the attached proposal asking a report on annual expenditures by certain categories and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2006 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our intention is to cosponsor this resolution with the Sisters of St. Dominic, Caldwell, NJ and other religious institutional investors. The contact person for this resolution is Patricia Daly.

For many years, the Dominican Sisters of Hope have addressed environmental stewardship within their congregation and among their missions. We continue to join in this action to encourage corporations to act responsibly toward the environment.

The Dominican Sisters of Hope is the beneficial owner of 75 shares of General Electric stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)
heinonenv@jno.com

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:

General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the leanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009-2510
Phone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

October 28, 2005

Jeffrey R. Immelt, Chair and CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

On behalf of the Mercy Investment Program, I am authorized to notify you of our intention to present the attached proposal asking a report on annual expenditures by certain categories and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2006 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our intention is to cosponsor this resolution with the Sisters of St. Dominic, Caldwell, NJ and other religious institutional investors. The contact person for this resolution is Patricia Daly.

Mercy Investment Program has addressed environmental stewardship within its member institutions and among their missions. We continue with this action to encourage corporations to act responsibly toward the environment.

Mercy Investment Program is the beneficial owner of 200 shares of General Electric stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:
General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

B. Teel

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

NOV 18 2005
J. R. IMMELT

Northern Trust

Brian Campo
Vice President
50 South LaSalle Street, B-7
Chicago, Illinois 60675

November 15, 2005

Mr. Jeffrey Immelt
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt,

This letter will certify that as of October 31, 2005, Northern Trust Corporation, as custodian, held for the beneficial interest of the Mercy Investment Program, shares of General Electric Company Common Stock. The shares are held in the name of the Howe & Co.

Further, please note that Northern Trust Corporation has continuously held General Electric stock on behalf of the Mercy Investment Program since September 30, 2004.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 444-4572.

Sincerely,

Brian Campo

Brian Campo
Vice President
Relationship Manager

cc. SValerie Heinonen, o.s.u.

5‹ ‹uth La Salle Street
Chicago, Illinois 60603
Northern Trust

UNITED STATES POSTAGE
PITNEY BOWES
02 1A $ 00.37⁰
0004340155 NOV 15 2005
MAILED FROM ZIP CODE 60607

Mr. Jeffrey Immelt
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Sisters of MERCY OF THE AMERICAS
Regional Community of Detroit

Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

October 28, 2005

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-001

Dear Mr. Immelt:

On behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust, I am authorized to notify you of our intention to present the attached proposal asking a report on annual expenditures by certain categories and specific site (where applicable) for each year from 1990-2005, on attorney's fees, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2006 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our intention is to cosponsor this resolution with the Sisters of St. Dominic, Caldwell, NJ and other religious institutional investors. The contact person for this resolution is Patricia Daly.

We join with the many religious communities with headquarters in New York State, particularly those along the Hudson, in an effort to encourage our Company to take responsibility and clean up the environment it polluted.

The Sisters of Mercy Regional Community of Detroit Charitable Trust is the beneficial owner of 14,750 shares of General Electric stock. Verification of ownership follows. We plan to hold stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Corporate Responsibility Consultant
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)
heinonenv@juno.com

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:

General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

EPA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public ealth and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

STATE STREET.
For Everything You Invest In™

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

November 9, 2005

NOV 14 2005
J. R. IMMELT

John R. Immelt
Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

This letter will certify that as of November 8, 2005 State Bank and Trust Company, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 23,550 shares of General Electric Company. The shares are held in the name of C.E.D. and Co.

Further, please note that State Street Bank and Trust Company has continuously held at least $362,625 in market value of General Electric Company on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since September 30, 2003.

If you have any questions concerning this matter, please do not hesitate to contact me at 816.871.7334.

Sincerely,

Eric S. Bittner
Client Relationship Officer

cc: Sr. Valerie Heinonen

STATE STREET.
For Everything You Invest In™

801 Pennsylvania
Kansas City, MO 64105

09 NOV 2005 PM

$00.370
11/09/2005
Mailed From 64105
US POSTAGE

John R. Immelt
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

06828-0000

Ursuline Sisters of Tildonk
UNITED STATES PROVINCE
81-15 UTOPIA PARKWAY
JAMAICA, NEW YORK 11432-1308

PROVINCIAL'S OFFICE: (718) 591-0681
ASS'T PROVINCIAL'S OFFICE: (718) 969-6034
FAX: (718) 969-4275

October 28, 2005

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

On behalf of the Ursuline Sisters of Tildonk, United States Province, I am authorized to notify you of our intention to present the attached proposal asking a report on annual expenditures by certain categories and specific site (where applicable) for each year from 1990-2005, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites. for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2006 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our intention is to cosponsor this resolution with the Sisters of St. Dominic, Caldwell, NJ and other religious institutional investors. The contact person for this resolution is Patricia Daly.

The Ursuline Sisters of Tildonk, United States Province, are the beneficial owners of 4,000 shares of General Electric. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt. 10E
NY NY 10009
212 674 2542 (phone and fax)
heinonenv@juno.com

DISCLOSURE OF COSTS OF DELAY OF CLEANUP OF TOXIC SITES

WHEREAS:

General Electric disposed of at least 1.3 million pounds of PCBs (polychlorinated biphenyls) into the Hudson River. GE plants in Fort Edward and Hudson Falls, NY are heavily contaminated with PCBs. The Environmental Protection Agency designated 200 miles of the Hudson River as a Superfund site in 1984. The plant sites are New York State Superfund sites. In February 1976, a state Department of Conservation Hearing Officer, in a case against GE, described GE's actions as "corporate abuse" and found that the record "overwhelmingly" demonstrated that GE violated NY State law by discharging large quantities of PCBs into the Hudson River.

The federal government regulates PCBs as a known animal carcinogen and probable human carcinogen. Additional independent evidence indicates that PCBs may affect the immune and reproductive systems, cause endocrine disruption and have neurological effects.

PCB concentrations in Upper Hudson fish, sediment and water continue to exceed federal and state guidelines, creating unacceptable health and environmental risks.

GE has historically engaged in extensive public relations efforts, suggesting that "there is no credible evidence that PCBs in the Hudson River pose a risk to people or wildlife."

GE pursues its lawsuit challenging the constitutionality of key provisions of Superfund, placing implementation of EPA's decision and the remediation of other Superfund sites in jeopardy. Through a North Carolina Congressman, GE successfully attached report language to the USEPA funding bill, calling upon the agency to work with the National Academy of Science to conduct yet another study of PCB-contaminated sites.

PA's cleanup of the Hudson River was to begin in 2005. The EPA has announced two-one year delays, with the cleanup now put off until Spring 2007. GE has only agreed to implement 10% percent of EPA's remedy, as public health and the environmental threats persist. GE may opt out of completing the other 90% of this cleanup. GE's design of the remedy shows a number of inconsistencies with the EPA plan to clean up the River. GE plant sites continue to leak PCBs into the Hudson River and surrounding communities. GE still has not compensated the people of New York for damages to natural resources caused by its PCBs.

RESOLVED: Shareholders request the Board of Directors to report by August 1, 2006, at reasonable cost and excluding confidential information, its annual expenditures by category and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites.

STATEMENT OF SUPPORT

This resolution has been sponsored by dozens of religious, public and private pension funds and received 27.47% of the vote last year. It is long overdue that our company discloses to shareholders the actual costs of its long term resistance to the remediation of this and other toxic sites. Shareholders have the right to this transparency.

R, Ted

KIMELMAN & BAIRD, LLC

NOV 16 2005
J. R. IMMELT

November 14, 2005

Mr. Jeffrey Immelt
General Electric Co.
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt,

This letter will certify that as of October 31, 2005 the Ursuline Sisters of Tildonk were the beneficial owners of 4000 shares of General Electric common stock. The shares are held in the name of Neuberger Berman.

Further, please note that Neuberger Berman has continuously held at least $2,000 in market value of General Electric common stock on behalf of the Ursuline Sisters of Tildonk since September 30, 2004.

If you have any questions concerning this matter, please do not hesitate to contact me at (212) 686-0021.

Sincerely,

Sheila Baird

Sheila Baird

100 Park Avenue • New York, NY 10017-5516 • Tel 212-686-0021 • Fax 212-779-9603 • E-mail skimelman@aol.com

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Jeffrey R. Immelt, CEO
General Electric
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Fairfield CT 06828-0001

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USA

Mr. Jeffrey Immelt
General Electric Co.
3135 Easton Turnpike
Fairfield, CT 06828

[illegible]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: General Electric Shareholder Proposal Concerning Cleanup of PCBs from Hudson River

This is to inform you that General Electric apparently challenged the resolution filed on behalf of Dominican Sisters of Hope, Mercy Investment Program, Sisters of Mercy Regional Community of Detroit Charitable Trust and Ursuline Sisters of Tildonk (U.S. Province).

No notices of the materials challenging the PCB cleanup of the Hudson River resolution were sent to the institutions on whose behalf I filed that resolution. The resolution was filed in a timely manner and proof of ownership was mailed to the company.

Thank you for your attention.

Yours truly,

Valerie Heinonen osu

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
New York, NY 10009-2510
212 674 2542
heinonenv@juno.com

Attachments: 4 filing letters
Copy: General Electric
Patricia Daly, Caldwell Dominican Sisters

Dominican Sisters of Hope

October 29, 2005

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

On behalf of the Dominican Sisters of Hope, I am authorized to notify you of our intention to present the attached proposal asking a report on annual expenditures by certain categories and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2006 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our intention is to cosponsor this resolution with the Sisters of St. Dominic, Caldwell, NJ and other religious institutional investors. The contact person for this resolution is Patricia Daly.

For many years, the Dominican Sisters of Hope have addressed environmental stewardship within their congregation and among their missions. We continue to join in this action to encourage corporations to act responsibly toward the environment.

The Dominican Sisters of Hope is the beneficial owner of 75 shares of General Electric stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)
heinonenv@jno.com

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009-2510
Phone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

October 28, 2005

Jeffrey R. Immelt, Chair and CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

On behalf of the Mercy Investment Program, I am authorized to notify you of our intention to present the attached proposal asking a report on annual expenditures by certain categories and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2006 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our intention is to cosponsor this resolution with the Sisters of St. Dominic, Caldwell, NJ and other religious institutional investors. The contact person for this resolution is Patricia Daly.

Mercy Investment Program has addressed environmental stewardship within its member institutions and among their missions. We continue with this action to encourage corporations to act responsibly toward the environment.

Mercy Investment Program is the beneficial owner of 200 shares of General Electric stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.

Sisters of MERCY OF THE AMERICAS
Regional Community of Detroit

Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

October 28, 2005

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-001

Dear Mr. Immelt:

On behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust, I am authorized to notify you of our intention to present the attached proposal asking a report on annual expenditures by certain categories and specific site (where applicable) for each year from 1990-2005, on attorney's fees, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2006 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our intention is to cosponsor this resolution with the Sisters of St. Dominic, Caldwell, NJ and other religious institutional investors. The contact person for this resolution is Patricia Daly.

We join with the many religious communities with headquarters in New York State, particularly those along the Hudson, in an effort to encourage our Company to take responsibility and clean up the environment it polluted.

The Sisters of Mercy Regional Community of Detroit Charitable Trust is the beneficial owner of 14,750 shares of General Electric stock. Verification of ownership follows. We plan to hold stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Corporate Responsibility Consultant
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)
heinonenv@juno.com

Ursuline Sisters of Tildonk
UNITED STATES PROVINCE
81-15 UTOPIA PARKWAY
JAMAICA, NEW YORK 11432-1308

PROVINCIAL'S OFFICE: (718) 591-0681
ASS'T PROVINCIAL'S OFFICE: (718) 969-6034
FAX: (718) 969-4275

October 28, 2005

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

On behalf of the Ursuline Sisters of Tildonk, United States Province, I am authorized to notify you of our intention to present the attached proposal asking a report on annual expenditures by certain categories and specific site (where applicable) for each year from 1990-2005, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites. for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2006 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our intention is to cosponsor this resolution with the Sisters of St. Dominic, Caldwell, NJ and other religious institutional investors. The contact person for this resolution is Patricia Daly.

The Ursuline Sisters of Tildonk, United States Province, are the beneficial owners of 4,000 shares of General Electric. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt. 10E
NY NY 10009
212 674 2542 (phone and fax)
heinonenv@juno.com

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

RECEIVED
2006 JAN 11 PM 12: 52
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 4, 2006

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

Attached please find our letter withdrawing the shareholder resolution: Disclosure of Costs of Delay of Cleanup of Toxic Sites from the General Electric Company.
Thank you for your attention.

Thank you for your attention.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

January 4, 2006

Mr. Jeffrey R. Immelt, CEO
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt:

On behalf of the proponents of the shareholder resolution: Disclosure of Costs of Delay of Cleanup of Toxic Sites, I want to thank you for responding to our request. Shareholders continue to look forward to an upcoming meeting with your colleagues to discuss this information and the status of the cleanup of the Hudson River.

I am hereby authorized to notify you of our withdrawal of the proposal asking the GE Board of Directors to report on the costs of the delay of clean up of the Hudson River. I do so on behalf of all the filers.

We are happy to anticipate an upcoming meeting with executives at General Electric to discuss the status of the cleanup and the information provided by the requests of this proposal.

Sincerely,

Sr. Patricia A. Daly, OP
Corporate Responsibility Representative

January 17, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: General Electric Shareholder Proposal Concerning Cleanup of PCBs from Hudson River

This is to inform you that General Electric apparently challenged the resolution filed on behalf of Dominican Sisters of Hope, Mercy Investment Program, Sisters of Mercy Regional Community of Detroit Charitable Trust and Ursuline Sisters of Tildonk (U.S. Province).

No notices of the materials challenging the PCB cleanup of the Hudson River resolution were sent to the institutions on whose behalf I filed that resolution. The resolution was filed in a timely manner and proof of ownership was mailed to the company.

Thank you for your attention.

Yours truly,

Valerie Heinonen osu

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
New York, NY 10009-2510
212 674 2542
heinonenv@juno.com

Attachments: 4 filing letters
Copy: General Electric
Patricia Daly, Caldwell Dominican Sisters

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009-2510
Phone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

October 28, 2005

Jeffrey R. Immelt, Chair and CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

On behalf of the Mercy Investment Program, I am authorized to notify you of our intention to present the attached proposal asking a report on annual expenditures by certain categories and specific site (where applicable) for each year from 1990-2005, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2006 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our intention is to cosponsor this resolution with the Sisters of St. Dominic, Caldwell, NJ and other religious institutional investors. The contact person for this resolution is Patricia Daly.

Mercy Investment Program has addressed environmental stewardship within its member institutions and among their missions. We continue with this action to encourage corporations to act responsibly toward the environment.

Mercy Investment Program is the beneficial owner of 200 shares of General Electric stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.

Sisters of MERCY OF THE AMERICAS
Regional Community of Detroit

Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

October 28, 2005

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-001

Dear Mr. Immelt:

On behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust, I am authorized to notify you of our intention to present the attached proposal asking a report on annual expenditures by certain categories and specific site (where applicable) for each year from 1990-2005, on attorney's fees, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2006 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our intention is to cosponsor this resolution with the Sisters of St. Dominic, Caldwell, NJ and other religious institutional investors. The contact person for this resolution is Patricia Daly.

We join with the many religious communities with headquarters in New York State, particularly those along the Hudson, in an effort to encourage our Company to take responsibility and clean up the environment it polluted.

The Sisters of Mercy Regional Community of Detroit Charitable Trust is the beneficial owner of 14,750 shares of General Electric stock. Verification of ownership follows. We plan to hold stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Corporate Responsibility Consultant
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)
heinonenv@juno.com

Ursuline Sisters of Tildonk
UNITED STATES PROVINCE
81-15 UTOPIA PARKWAY
JAMAICA, NEW YORK 11432-1308

PROVINCIAL'S OFFICE: (718) 591-0681
ASS'T PROVINCIAL'S OFFICE: (718) 969-6034
FAX: (718) 969-4275

October 28, 2005

Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828-0001

Dear Mr. Immelt:

On behalf of the Ursuline Sisters of Tildonk, United States Province, I am authorized to notify you of our intention to present the attached proposal asking a report on annual expenditures by certain categories and specific site (where applicable) for each year from 1990-2005, relating in any way to the health and environmental consequences of PCB exposures, GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures on actual remediation of PCB contaminated sites. for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the 2006 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our intention is to cosponsor this resolution with the Sisters of St. Dominic, Caldwell, NJ and other religious institutional investors. The contact person for this resolution is Patricia Daly.

The Ursuline Sisters of Tildonk, United States Province, are the beneficial owners of 4,000 shares of General Electric. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt. 10E
NY NY 10009
212 674 2542 (phone and fax)
heinonenv@juno.com